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EXHIBIT 1

Annual Information Form of Noranda Inc. dated March 10, 2005

ANNUAL INFORMATION FORM

NORANDA INC.

March 17, 2005

Certain definitions and metric imperial conversion table

Wherever referred to in this Annual Information Form:	Metric Unit	Metric Symbol	Imperial Equivalent
"kg" means kilogram	Tonne	mt	1.102311 tons
"lb" means pound	Kilogram	kg	2.20462 pounds
"oz" means troy ounces	Gram	g	0.032151 troy ounces
"tonne" or "mt" means 1,000 kilograms	Metre	m	3.2808 feet
	Cubic metre	m3	35.315 cubic feet
	Kilometre	km	0.6214 miles

        A glossary of terms is set forth in Part 16 of this Annual Information Form.

Exchange Rate Data

        We have historically published our consolidated financial statements in Canadian dollars. Effective July 1, 2003, we began reporting our financial results in U.S. dollars. In this Annual Information Form, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to $ or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

        The following table sets forth, for each period indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). The table illustrates how many Canadian dollars it would take to buy one United States dollar.

	Year Ended December 31,
	2002	2003	2004
Low	1.5108	1.2923	1.1775
High	1.6128	1.5750	1.3970
Average(1)	1.5702	1.3916	1.2984
Period End	1.5800	1.2923	1.2034

Notes

(1)
The average of the daily noon buying rates on the last business day of each month during the applicable period.

1.     CORPORATE PROFILE

        Noranda Inc. is an integrated mining and metals company. Its principal business is the ownership and operation of mining and metallurgical assets and the addition of value through the development and operation of these assets. Noranda is engaged primarily in the production of copper and nickel, and also in the production of zinc, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda Inc. is also engaged in the recycling of secondary copper, nickel and precious metals. The head and principal office of Noranda Inc. is located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3.

        In this Annual Information Form, Noranda Inc. and its wholly-owned subsidiaries may be referred to as the "Company", and the Company, together with its other subsidiaries, associates and joint ventures, may be referred to as "Noranda", "we", "us" or "ours".

2.     INCORPORATION

        The Company was incorporated under the Business Corporations Act (Ontario) by restated articles of incorporation dated December 31, 1998. Those articles reflect the Company's distribution to its common shareholders of its interests in Noranda Forest Inc. (now Norbord Inc.) and Canadian Hunter Exploration Ltd. effective as of such date. Noranda's earliest predecessor was incorporated in 1922.

        Our principal subsidiaries as of December 31, 2004, their jurisdictions of incorporation, continuance, or organization and the percentage of voting securities we own, directly or indirectly, are set out below:

Principal Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities (approx.)
Falconbridge Limited(1) ("Falconbridge")	Ontario	59%
Noranda Aluminum, Inc.	Delaware	100%
Noranda Chile Limitada	Chile	100%
Noranda Finance Inc.	Delaware	100%
Noranda International (Barbados) Limited	Barbados	100%
Noranda Islandi	Iceland	100%
Norandal USA, Inc. ("Norandal")	Delaware	100%
Novicourt Inc.(2) ("Novicourt")	Québec	62%
American Racing Equipment, Inc.	Delaware	100%
Norfalco LLC(3)	Delaware	65%

Notes:

(1)
The common shares of Falconbridge are listed and posted for trading on the Toronto Stock Exchange. On March 9, 2005, we announced our intention to acquire the remaining common shares of Falconbridge. See "General Business Development — Three Year History — Recent Developments".

(2)
The common shares of Novicourt are listed and posted for trading on the Toronto Stock Exchange.

(3)
Until June 29th, 2001, the Company and E.I. du Pont de Nemours and Company ("DuPont") each held a 50% voting interest in Noranda DuPont LLC, at which time DuPont's interests in Noranda DuPont LLC were redeemed. Falconbridge owns the remaining 35% of the outstanding voting securities of NorFalco.

        We also hold a 33.75% interest (indirectly through a wholly-owned subsidiary) in Compañia Minera Antamina S.A., a company incorporated under the laws of Peru, and a 25% interest in the Noranda Income Fund, a trust formed under the laws of Ontario, which indirectly owns a zinc processing facility in Valleyfield, Québec.

Principal Shareholder

        As of December 31, 2004, Brascan Corporation ("Brascan"), together with its associated companies, held approximately 41% of the Company's outstanding common shares.

3.     GENERAL BUSINESS DEVELOPMENTS

3.1   Three-Year History

  Recent Developments

        On Wednesday, March 9, 2005 we announced that we had approved two separate transactions:

  •
  an offer (the "Falconbridge Offer") to acquire all of the outstanding common shares ("Falconbridge Shares") of Falconbridge Limited ("Falconbridge") not owned by Noranda or any of its affiliates in exchange for our common shares ("Noranda Common Shares") on the basis of 1.77 Noranda Common Shares for each Falconbridge Share; and

  •
  an offer (the "Preference Share Exchange Offer") to repurchase approximately 63.4 million of the Noranda Common Shares in exchange for three new series of preference shares of Noranda with an aggregate stated capital of US$1,250,000,000.

        In connection with the Falconbridge Offer, Falconbridge and we entered into a support agreement (the "Support Agreement") dated March 8, 2005, pursuant to which Noranda agreed to make an offer the Falconbridge Offer and, subject to the satisfaction of certain conditions, to take up the Falconbridge Shares tendered thereto.

        In addition, we entered into a lock-up agreement (the "Lock-Up Agreement") with Brascan and Brascade Corporation (collectively, "Brascan") dated March 8, 2005, as amended on March 22, 2005, pursuant to which, subject to the satisfaction of certain conditions, Noranda agreed to make the Preference Share Exchange Offer and Brascan agreed to deposit or cause to be deposited all of the Noranda Shares owned by it or any of its wholly-owned subsidiaries and, subject to certain exceptions, not to withdraw those shares. Under the Lock-up Agreement, Brascan is not obliged to deposit its Noranda Common Shares to the Preference Share Exchange Offer (or, if deposited, may withdraw those shares) in the event it receives a bona fide arm's length third party offer to acquire its shares or an acquisition proposal in respect of Noranda or any material subsidiary of Noranda arises, in either case that the board of directors of Brascan, in its sole discretion, considers more favourable than the Preference Share Exchange Offer. Brascan has agreed to vote in favour of any resolution of Noranda in order to give effect to the Preference Share Exchange Offer.

        For a full description of the Falconbridge Offer and the Preference Share Exchange Offer, please refer to our material change report dated March 10, 2005, which is incorporated by reference in this AIF and is available on SEDAR at www.sedar.com. Upon request, we will promptly provide a copy of the material change report free of charge to any of our securityholders.

  2004

        We continued to increase profitability in 2004, with consolidated net earnings for the period ended December 31, 2004 of $551 million. Major developments in 2004 included:

  •
  The achievement of increased profitability in all four business units, including zinc and aluminum;

  •
  The advancement of new production capacity at the Collahuasi mine;

  •
  The commencement of an underground definition program at the Nickel Rim South project with production targeted for 2009;

  •
  The successful ramp-up at Lomas Bayas following completion of the crusher expansion project ahead of schedule and under budget;

  •
  The achievement of planned nickel production following the three week strike at the Sudbury mines;

  •
  The advancement of Phase One of the Raglan Optimization Program, which is expected to increase annual production by approximately 5,000 tonnes of nickel per year;

  •
  The procurement of additional long-term zinc concentrate supply for the Kidd Creek refinery;

  •
  The execution of an agreement to acquire a 50% interest in the Lennard Shelf zinc mine in Australia;

  •
  The continued ramp-up of aluminum foil production according to plan; including the acquisition of an enhanced operating permit at the primary smelter that will allow up to 6,000 tonnes per year of increased primary aluminum production;

  •
  The acquisition of a 50% interest in Kaiser Aluminum's Gramercy alumina plant in Gramercy, Louisiana, and related bauxite mining assets in Jamaica;

  •
  The completion of the removal of residual lake sediment at the Antamina copper/zinc mine enabling access to higher-grade ores;

  •
  The advancement and near completion of the Kidd Mine D expansion project;

  •
  The commencement of scoping studies for further expansions at Falcondo, Lomas Bayas and Collahuasi;

  •
  The completion of the bankable feasibility study for the Koniambo project in New Caledonia;

  •
  The renewal of collective labour agreements at the Collahuasi mine, CCR refinery, CEZ refinery, Matagami mine, Noranda Recycling — Roseville, Nikkelverk, Altonorte and American Racing;

  •
  The completion of the Montcalm mine development, ahead of time, and under budget, with the milling of ore commencing in October;

  •
  The continued advancement of exploration programs at Raglan and Sudbury, Canada and West Wall and El Morro, Chile;

  •
  The completion of 154 Six Sigma projects, generating savings of $51 million; and

  •
  The announcement by Noranda Inc. that it had entered into exclusive negotiations with China Minmetals Corporation regarding the acquisition of Noranda, and the subsequent announcement by Noranda in November 2004 that the period for such exclusive negotiations would not be extended.

  2003

        We returned to profitability in 2003, with consolidated net earnings for the period ended December 31, 2003 of $23 million. Major developments in 2003 included:

  •
  The announcement of our plans to rationalize our magnesium business and the temporary shutdown of our Magnola magnesium plant in Danville, Québec, as a result of adverse market conditions. The plant was closed in April 2003 and is expected to remain closed until market conditions improve. A further $33 million pre-tax charge related to costs incurred to shut down the plant was recorded in 2003;

  •
  The completion by the Altonorte smelter, in Chile, of a major modernization and $170 million Phase 3 expansion project;

  •
  The public offering by the Company of 6,000,000 Cumulative Redeemable Series H Shares with a quarterly cumulative dividend at a rate of 6.25% per annum (the "Series H Shares") for gross proceeds of Cdn$150 million;

  •
  The private placement by the Company of 6,000,000 Cumulative Preferred Shares, Series I with a quarterly cumulative dividend at a rate of 8% per annum (the "Series I Shares") for gross proceeds of Cdn$150 million. All of the Series I Shares were purchased by Brascan pursuant to the exercise by the Company of a put option previously granted by Brascan. The Series I Shares were redeemed by Noranda Inc. in August 2003 in accordance with their terms;

  •
  Our purchase of a 3.3% net proceeds interest relating to the Antamina copper and zinc mine in Peru from Inmet Mining Corporation for $22.5 million. The purchase was completed under a put-call agreement entered into between the companies in February 2002;

  •
  The completion of the following transactions, among others, as part of the Company's recapitalization plan to improve the Company's balance sheet by reducing debt:

  (a)
  The reduction of the Company's quarterly dividend from Cdn$0.20 per share to Cdn$0.12 per share;

  (b)
  The release of guarantees of the Company in the amount of $442 million on July 1, 2003 with respect to the Antamina project loan by converting these facilities to a non-recourse basis;

  (c)
  The secondary offering of our remaining 11,984,900 Priority Units of the Noranda Income Fund in July 2003 for gross proceeds of approximately $84 million. Subsequent to the offering, we retained a 25% interest in the Noranda Income Fund through our holding of Ordinary Units of Noranda Income Limited Partnership, which are exchangeable on a one for one basis for Priority Units of Noranda Income Fund upon the occurrence of certain events;

  (d)
  The issue and sale in August 2003 of 28.52 million common shares of the Company to a syndicate of underwriters and of 20 million common shares to Brascan, for total net proceeds of approximately Cdn$601 million. The outstanding Series I Shares were redeemed as part of this transaction;

  (e)
  The issue and sale in September 2003, of 12-year 6% unsecured notes of the Company in an aggregate principal amount of $350 million.

  •
  Our announcement by that the ore reserves at the Bell Allard zinc mine in Matagami, Québec will be depleted in 2004 and that operations at the Bell Allard mine would cease in the fourth quarter of 2004;

  •
  The retirement of Lars-Eric Johansson from his position as Executive Vice-President and Chief Financial Officer of the Company and the appointment of Steven Douglas, previously the Executive Vice-President and Chief Financial Officer of real estate company Brookfield Properties Corporation, as his successor; and

  •
  Our signing of new collective agreements in respect of our operations at:

— Brunswick Mine — Brunswick Smelter — Brunswick Smelter Bulk Handling — General Smelting — Horne	— Lomas Bayas — Antamina — Norandal Salisbury — Noranda Recycling — Roseville — Altonorte

  2002

        Our consolidated net loss for the year ended December 31, 2002 was $414 million. Our financial results for 2002 were negatively impacted by a $520 million pre-tax write-down of the magnesium plant, restructuring provisions and the labour strike at the Horne Smelter that commenced in June 2002. Major developments in 2002 included:

  •
  The announcement by the Company of its intention to align some of its activities more closely with its subsidiary, Falconbridge;

  •
  Our announcement of the appointment of senior executives responsible for the Copper Business Unit, based in Santiago, Chile, and the Canadian Copper and Recycling Business Unit. The Company subsequently made a number of other executive appointments, including the leaders of the other business units with assets owned by Falconbridge and Noranda, and of new functional heads;

  •
  The permanent closure of the Gaspé copper smelter in Murdochville, Québec;

  •
  The initial public offering of 22,500,000 Priority Units of the Noranda Income Fund (the "Fund") at a price of Cdn$10.00 per unit. During May 2002, we sold an additional 3,015,100 Priority Units of the Fund. The net proceeds to us from these public offerings of units of the Fund were $263 million;

  •
  The appointment of Derek Pannell as President and Chief Executive Officer of the Company. Mr. Pannell was succeeded as President and Chief Executive Officer of Falconbridge by Aaron Regent, formerly Executive Vice-President and Chief Financial Officer of the Company;

  •
  The appointment of Lars-Eric Johansson as Executive Vice-President and Chief Financial Officer. Mr. Johansson was formerly Senior Vice-President and Chief Financial Officer of Falconbridge;

  •
  The issue and sale on June 24, 2002 by Noranda of $300 million aggregate principal amount of senior unsecured 10-year notes;

  •
  The strike by the unionized employees at the Horne copper smelter in Rouyn-Noranda, in Northwestern Québec, on June 18, 2002. Their collective agreement expired at the end of February 2002. The employees are members of Le syndicat des travailleurs de la Mine Noranda, affiliated with the Québec Confederation of National Unions. The strike was settled on May 7, 2003 and a new three year collective agreement took effect. Workers returned to work in early June of 2003;

  •
  The approval by the Board of Directors of Compañía Minera Dona Inés de Collahuasi, 44%-owned by Falconbridge, of the expansion of the concentrator at the Collahuasi mine from 60,000 tonnes per day to 110,000 tonnes per day;

  •
  Our announcement that the Brunswick Smelter would be operated on an 8-month seasonal basis with shutdowns for four consecutive months each year, beginning in July 2003;

  •
  Our announcement that we would postpone the development of our Perseverance zinc deposit, located near Matagami, in Northern Québec;

  •
  The recording by the Company of an impairment charge to reduce the carrying value of its Magnola magnesium plant by $520 million ($404 million after tax) (see "2003" above); and

  •
  Our signing of new collective agreements in respect of our operations at:

— Nikkelverk — Matagami operations — Noranda's Newport Rolling Mill — New Madrid Primary Reduction Plant — General Smelting of Canada (Lachine, Quebec)	— Kidd Creek Metallurgical operations — Falcondo operations — Raglan operations

3.2   Principal Products

        Our principal products are copper, nickel, zinc and aluminum, with the balance of our products coming from by-products and co-products that include silver, gold, platinum group metals, lead, selenium, tellurium, cadmium, indium, cobalt, nickel sulphate and sulphuric acid.

        The principal markets for our products include the steel, refinery and foundry, construction, telecommunications, automotive, agricultural and chemical industries. The United States was the principal market for our products in 2004, accounting for 36% of consolidated sales (2003 — 36%), with Canada accounting for 17% of consolidated sales (2003 — 18%), Europe 26% of consolidated sales (2003 — 26%) and other countries 21% of consolidated sales (2003 — 20%).

Principal Metals

  Copper

        Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. The principal use of copper is for electrical wire and cable products, a sector which consumes approximately 60% of all refined copper. Other significant end-use markets are tubing for plumbing and air-conditioning and copper alloy strips and rods used in the electrical/electronic, construction and transportation markets.

        We market copper cathodes directly to producers of industrial products from our CCR refinery in Montreal-East, Québec. Noranda Chile also markets cathodes made available via toll refining agreements with Altonorte anodes. The Company acts as the marketing agent for cathodes produced at the Kidd Creek refinery in Timmins, Ontario as well as for the Lomas Bayas operation in Chile, both owned by Falconbridge. Altogether, sales of copper metal cathodes in 2004 were made to more than 40 customers in thirteen countries. Approximately 83% of our sales of copper metal in 2004 were made in North America and the balance was made in Europe and Asia. Noranda Chile produces approximately 280,000 tonnes of copper anodes per year that are sold in Canada, Chile and Europe.

        Copper production is dependent on mine concentrates and secondary recycled materials purchased from third parties. Mine concentrates are sourced globally while recycled materials are primarily of North American origin. In 2004, 44% of Horne, 83% of Altonorte, and 20% of Kidd Creek's primary feedstocks came from non — related third parties. In addition, approximately 12% of Noranda's Horne smelter's feed tonnage came from recycled electronics and other copper and precious metal bearing secondary materials, which were sourced from third parties. Antamina copper concentrates are sold to customers globally.

  Nickel

        Nickel is a metal with the characteristics of corrosion resistance, high strength over a wide range of temperatures, and high ductility. The principal uses for nickel include stainless steel, nickel-based alloys, electroplating, low-alloy steel, foundry products and copper-based alloys. Nickel is also used in batteries and catalysts.

        We market and sell nickel and ferronickel to customers in 31 countries through our subsidiary, Falconbridge. Its largest markets are Western Europe, the United States and Asia/Pacific, which in 2004 accounted for approximately 47%, 24% and 29%, respectively, of total nickel sales.

  Zinc

        Zinc is used in a wide range of industries. Its major use, accounting for approximately 47% of total World consumption, is for galvanizing steel sold to the construction and automobile industries. Galvanizing involves coating steel with zinc to protect the steel from corrosion. Zinc is also used in the production of die-cast alloys for precision machine parts, brass alloys used in a wide range of industrial parts and household wares, and zinc powders, oxides and dusts used in the manufacture of batteries, tires and pigments.

        The Company acts as the marketing agent for Falconbridge's Kidd Creek operations and for the Noranda Income Fund's CEZ refinery. Most of the production from these facilities is sold directly to the steel industry and other major consumers of zinc. The CEZ refinery and Falconbridge are jointly a major supplier of zinc metal and zinc powders, accounting for approximately 6% of total western world refined production. In 2004, approximately 99% of Noranda's consolidated sales of zinc on behalf of Kidd Creek and the CEZ refinery were in North America, with the balance sold to customers in Asia Pacific. The galvanizing sector represented approximately 60% of Noranda's consolidated zinc sales on behalf of Kidd Creek and the CEZ refinery in 2004.

        Zinc production is also dependent on concentrate. The raw material feed stream for the CEZ and Kidd Creek zinc refineries is managed through a combination of third-party purchases and the integrated mine production of the Company and Falconbridge. This allows us to take advantage of transportation, cost differentials and the treatment capabilities of our refineries. Concentrate purchases originate with both local mines and, subject to market conditions, foreign mines. Antamina zinc concentrates are sold to customers primarily in Japan, Korea, Europe, and Canada, but sales may be made elsewhere depending on market conditions.

Other Products

  Lead Metal

        Worldwide, over 70% of lead metal is used in the production of lead-acid batteries for the automotive industry and back-up power systems for the computer and telecommunications markets.

        We are engaged in the mining of lead and the refining and recycling of lead metal at our wholly-owned Brunswick Mine and Brunswick Smelter. The marketing of lead metal and its alloys is carried out from offices in Toronto, Cleveland, Ohio and Zug, Switzerland. In 2004, approximately 84% of our consolidated lead metal sales were made in Canada and the United States.

        As is the case for copper and zinc production, lead production is dependent on concentrate. In 2004, approximately 55% of the Brunswick lead smelter feed was supplied by our Brunswick Mine, with the balance sourced from lead/silver foreign concentrates and metal-bearing residues.

  Aluminum

        Aluminum is a metal with many desirable characteristics. It is ductile, malleable and an efficient conductor of heat and electricity. Although very reactive chemically, aluminum resists corrosion and has a high strength-to-weight ratio.

        Alumina (aluminum oxide) is produced from bauxite, the basic aluminum-bearing ore, by a chemical process. Aluminum is, in turn, produced from alumina by an electrolytic process which uses large quantities of electrical energy to separate the aluminum from the oxygen in alumina. The smelting of one tonne of aluminum requires between 14 and 18.5 megawatt-hours of electric energy. Depending upon quality, between four and five tonnes of bauxite are required to produce approximately two tonnes of alumina, which yield approximately one tonne of aluminum.

        Our aluminum products include primary aluminum in the form of 1,500 lb. standard ingots (sows), billet, electrical conductor rod and foundry alloy. Our aluminum fabricated products include fin stock for the air conditioning, refrigeration and automotive industries; converter foil used in flexible packaging for the food, juice and pharmaceutical industries; conductor strip for transformers; and household foil and automotive wheels.

        In 2004, 95% of our consolidated aluminum sales were made in North America.

  Sulphuric Acid

        Sulphur dioxide gas is a by-product of smelting and refining operations. Most of the sulphur dioxide gas produced at Noranda's Canadian and Chilean smelters is captured before stack emission and converted into sulphuric acid or liquid sulphur dioxide in order to comply with sulphur dioxide emission limits. The Canadian sulphuric acid production is sold to NorFalco, which markets, transports and distributes sulphuric acid in North America. In 2004, NorFalco and its wholly-owned Canadian subsidiary marketed approximately 1.8 million tonnes of sulphuric acid from us and third-party suppliers. Sulphuric acid produced at Noranda's Chilean smelter is sold by Noranda Chile Ltda. locally to mining companies using this product for their copper leaching operations.

  Magnesium

        Noranda's Danville Québec magnesium plant has a design capacity of 58,000 tonnes of pure and alloy magnesium products and is owned 80% by Noranda and 20% by Société générale de financement du Québec.

        Magnesium is classified as a light metal. By volume, it is approximately two-thirds the weight of aluminum and one quarter the weight of steel. Magnesium is used in several applications, including the production of aluminum alloys typically containing between 0.5% and 3.5% magnesium (can stock for aluminum beverage containers is the largest application) and die-casting of component parts for the automotive, electronics and manufacturing industries. Magnesium die-cast alloys have excellent strength-to-weight ratios and are attractive for many applications.

  Metals Marketing

        Our marketing and sales strategy is to sell our production at prices that are equal to or greater than the average cash price reported on Comex, the LME or other relevant terminal markets. Premiums above the Comex or LME settlement price are negotiated based on product form and quality, packaging, delivery terms, supply commitments, delivery location and availability of product. For the intermediate copper products sold by Noranda Chile Ltda. (blister and anodes), discounts are negotiated periodically from LME prices which largely reflect inherent third party processing charges. For products for which there is no terminal market, our objective is to obtain prices that equal or exceed benchmarks that reflect the average price realized in the marketplace.

        We procure custom feed materials for processing in its metallurgical facilities. In order to minimize metal price risk exposure on purchased metals and fluctuations in inventory levels, and to obtain the average Comex/LME prices or better, the Company employs the use of derivatives in the form of forward or options contracts to hedge these risks. Generally, we do not hedge the price we realize on the sale of our own production, and accept prices based on the market price prevailing around the time of delivery of these metals. From time to time, however, we may fix the metal price associated with our own future production to lock in certain profits or cash flows. We do not engage in hedging for speculative purposes.

        Fluctuations in currency exchange rates, principally the Canadian/US dollar exchange rate, significantly affect our earnings and cash flows. Most of our debt is denominated in US dollars, whereas a significant portion of our Canadian operating costs are incurred in Canadian dollars.

3.3   Trends, Risks and Uncertainties

  Fluctuating Metal Prices

        Our earnings are affected by fluctuations in the prices of the metals it produces. Their prices are subject to volatile price movements over short periods of time. We do not generally hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to our competitors and production costs in major producing regions. The prices for copper, nickel, zinc, aluminum or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

  Mining and Processing Risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Our business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although we maintain insurance which we believe is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, our business, financial condition, liquidity and results of operations could be materially adversely affected.

  Environmental Risks

        Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires us to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality and absolute liability for spills and exceedances.

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol came into force in February 2005. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and financial accounting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that we will at all times be in compliance with all environmental regulations or that steps required to bring us into compliance would not materially adversely affect our business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on our properties, our ultimate costs for future removal and site restoration could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate. In addition, regulatory authorities in various jurisdictions around the world may require us to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, we have already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if we cease to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of our credit may be required to back up these commitments, which could adversely affect our liquidity.

  Labour Relations

        Collective agreements covering our unionized employees at CEZ, Matagami, CCR (Plant workers), Noranda Recycling — Roseville (two agreements), Nikkelverk, Collahuasi, Altonorte and American Racing Equipments were all renewed in 2004. At Sudbury, a collective agreement was signed with the CAW after a three-week strike in February 2004. The collective agreement covering the Office, Clerical & Technical employees at Falconbridge's Sudbury Operations was renewed on February 28, 2004. Bargaining is currently on-going for the renewal of the collective agreements at CCR (Security Guards only).

        Three collective agreements will expire in 2005. The contract covering the production and maintenance employees at Norandal's Newport facility will expire on May 31, 2005. The contract covering the production and maintenance employees at the Kidd Metallurgical site will expire on September 30, 2005. The contract covering the production and maintenance employees at Falcondo will expire on November 30, 2005.

        Collective agreements covering our unionized hourly employees and workers at Brunswick Mine, Brunswick Smelter, Brunswick Smelter Bulk Handling, General Smelting, Horne Smelter, Raglan Operations, Nikkelverk, Collahuasi, Lomas Bayas, Altonorte, Antamina, CCR (Production), CCR (Security), Noranda Recycling — Roseville (two agreements), Sudbury (Production & Maintenance), Sudbury (OCT), American Racing, New Madrid, and the aluminum foil operation at Salisbury are currently in place and will expire between 2006 and 2008.

  Uncertainty of Reserve Estimates and Production Estimates

        Our reported mineral reserves as of December 31, 2004 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. We do not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from our present mineral reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain mineral reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or our operations to be unprofitable in any particular fiscal period.

        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by us in determining mineral reserves. Mineral reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

        We prepare estimates of future production for particular operations. These production estimates are based on, among other things: reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

  Exchange Rate Fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean peso, Norwegian kroner and Euro exchange rates against the U.S. dollar, can significantly impact our earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of our revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at our Canadian sites are incurred in Canadian dollars and Nikkelverk's costs are incurred in Norwegian kroner. The Company has been reporting its financial results in U.S. dollars since July 1, 2003. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which may in the future materially impact our financial results. We, from time to time, may hedge a portion of our currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our Canadian dollar and other costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

  Interest Rate and Counterparty Risk

        Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have entered into interest rate swap agreements to manage the interest rate risk associated with a portion of our fixed-rate debt. These interest rate swaps change our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

        In addition, our interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition and results of operations.

  Energy Supply and Prices

        Our operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Our supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted.

        A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of our costs relate to energy consumption, our earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond our control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect our business, financial condition, liquidity and operating results.

  Foreign Operations

        Some of our activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

        We perform a thorough risk assessment on a country-by-country basis when considering foreign activities and attempts to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourselves. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

  Market Access

        Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

  Production Technology

        We believe that the technology we use to produce and process metals is significantly advanced and, in part, due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

  Legal Proceedings

        The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on our business, financial condition, liquidity and results of operations.

  Sulphuric Acid

        Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. We process sulphur dioxide into sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, the supply of which is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, our production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

  Raw Material Procurement Risks

        Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, our supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if we are unable, on short notice, to shift to alternative sources of supply. We also process copper scrap, the availability of which in past years has been subject to significant fluctuations in the marketplace and the supply of which has been declining since the mid-1990s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices.

4.     DESCRIPTION OF THE BUSINESS

        Our operations explore for, develop, mine, process and market metals and minerals. We conduct these activities through our four operating business units: Copper, Nickel, Aluminum and Zinc.

        We are one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. We are also a major recycler of secondary copper, nickel and precious metals.

        The following table indicates our operational structure:

NORANDA INC.(1),(2)

Copper		Zinc
•	Horne smelter	•	Brunswick mine
•	CCR refinery	•	Matagami mine operations
•	Kidd Creek operations	•	Brunswick smelter
	(100% owned by Falconbridge)(3)	•	CEZ Refinery (25%)(4)
•	Altonorte smelter	•	General Smelting of Canada
(100% owned by Noranda Chile Limitada)
•	Compañía Minera Antamina S.A. (33.75%)	Aluminum
•	(indirectly through Noranda Antamina, Limited,	•	Noranda Aluminum, Inc.
	a wholly-owned subsidiary)	•	Norandal USA, Inc.
•	Compañia Minera Doña Inés de Collahuasi, S.C.M.(3)	•	Gramercy Alumina LLC
•	(44% owned by Falconbridge)
•	Compañia Minera Falconbridge Lomas Bayas (100% owned by Falconbridge)(3)

Other Investments and Principal Subsidiaries
Nickel		and Associates
•	Integrated Nickel Operations	•	American Racing Equipment, Inc.
	(100% owned by Falconbridge)(3)	•	Novicourt Inc.(5) (62%)
	— Raglan Mine	•	Magnola Metallurgy Inc. (80%)
	— Sudbury Mining and Metallurgical Divisions	•	Noranda Magnesium Inc.
	— Nikkelverk Refinery	•	NorFalco LLC(6)
•	Falconbridge Dominicana, C. por A.	•	Noranda Finance
	(85.26% owned by Falconbridge)(3)	•	Noranda Income Fund
		•	Noranda Islandi
		•	Noranda Sales Inc.

Notes:

(1)
The common shares of Noranda Inc. are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange. Percentage ownership is shown as of December 31, 2004.
(2)
100% ownership by the Company unless otherwise indicated.
(3)
The Company owns approximately 59% of the outstanding common shares of Falconbridge.
(4)
CEZ Processing facility was sold to the Noranda Income Fund in May 2002. The Company owns indirectly a 25% interest in the Fund.
(5)
The common shares of Novicourt Inc. are listed and posted for trading on the Toronto Stock Exchange.
(6)
NorFalco LLC is owned by the Company (65%) and Falconbridge (35%). NorFalco LLC was created to distribute and market sulphuric acid.

        We had approximately 14,500 employees at December 31, 2004. The following table shows revenue by operating segment and the relative percentage of each operating segment's contribution to total revenue for the past three years:

	2004		2003		2002
	($ millions)
Copper	3,630	52%	2,147	46%	1,868	48%
Nickel	1,835	26%	1,298	28%	842	22%
Zinc	415	6%	363	8%	309	8%
Aluminum	935	14%	686	15%	662	17%
Other	163	2%	163	3%	192	5%

Total Revenue	6,978	100%	4,657	100%	3,873	100%

4.1   Main Businesses

4.1.1    Copper

        The copper business unit is a fully-integrated producer of copper metal and concentrate. The copper business unit includes the operation of the Company's 33.75%-owned Antamina copper and zinc mine in Peru and the 100%-owned Altonorte copper smelter located near Antofagasta, Chile, Falconbridge's 44% stake in the Collahuasi copper mine in Chile and 100% interest in the Lomas Bayas operations, as well as refining, smelting and recycling facilities in Canada and in the United States, which are referred to as Canadian Copper and Recycling ("CC&R").

4.1.1.1    South America

  Compañía Minera Antamina S.A.

  History and Location

        Located in the Andes mountains in Peru, approximately 270 kilometres north of Lima and at an elevation of 4,300 metres, the Antamina deposit is one of the largest copper/zinc orebodies in the world, with a milling rate of 100,000 tonnes per day. Antamina is expected to produce 277,000 tonnes of copper and 163,000 tonnes of zinc annually over an 18-year mine life, producing an annual average of 710 million pounds of copper and 625 million pounds of zinc in the next 10 years.

        A capital investment of $2,148 million was made to bring Antamina into production. Of this amount, $1,320 million was financed using senior project debt.

        Our beneficial interest in Antamina is 33.75%, with the beneficial owners comprising BHP Billiton PLC at 33.75%, Teck Cominco Limited at 22.5% and Mitsubishi Corporation with a 10% interest.

  Operations

        Antamina began commercial production in October 2001. In 2004, Antamina produced 1,276,362 tonnes of copper concentrate grading 28.37% copper and 353,344 tonnes of zinc concentrate grading 53.80% zinc. In 2004, sales of fine copper contained in concentrates were 341,326 tonnes and sales of zinc were 181,455 tonnes, representing aggregate revenues to Noranda of $351 million. Substantially all the assets and shares of Antamina had been pledged to a group of international senior lenders. Guarantees provided by the Company were released and the senior debt of the Antamina project became non-recourse to the senior lenders on July 1, 2003, upon successful completion of a series of tests.

  Mineral Reserves and Resources(1)

        Antamina is classified as a copper-zinc-silver skarn deposit and occurs at the contact between a quartz monzonite intrusive of Tertiary Age (< 70 million years) and limestone of Cretaceous Age (70-135 million years).

        Proven and probable mineral reserves total 468,000,000 tonnes with an average grade of 1.22% copper, 0.97% zinc, 0.03% molybdenum and 13.9 grams of silver per tonne. Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Measured and indicated resources, in addition to mineral reserves in the current pit design, total 58 million tonnes with an average grade of 0.49% copper, 0.24% zinc, 0.03% molybdenum and 5.5 grams of silver per tonne. Inferred mineral resources total 27 million tonnes with a grade of 0.8% copper, 1.0% zinc, 0.02% molybdenum and 13 grams of silver per tonne.

        Proven and probable mineral reserves are reported using a 0.7% copper equivalent operational cut-off and include all high-grade and low-grade stockpiles. Measured and indicated mineral resources in addition to reserves were estimated for in-situ pit material and marginal stockpiles grading less than the 0.7% copper equivalent cut-off but greater than a 0.5% copper equivalent economic cut-off. Inferred resources were estimated for all other in-pit material grading greater than 0.5% copper equivalent cut-off.

        The mineral resource and mineral reserve estimates were prepared under the supervision of Dan Gurtler, Mine Manager, who is a qualified person for the purposes of NI 43-101. Assumed metal prices were zinc $0.50 per lb., copper $0.90 per lb., molybdenum $3.25 per lb. and silver $5.00 per troy ounce.

        The Antamina orebody is highly variable and is currently described by more than six different ore classifications. Since mill start-up in June 2001, Antamina has experienced difficulty in predicting the distribution of ore types that affect production, recoveries and concentrate quality, and in reconciling production tonnage and grades to the reserve model. A total of 111,239 meters of infill drilling was completed in 2003 and 2004 in order to enhance the predictive ability of the resource model and to facilitate better short- and long-term mine planning. All analyses have been received and construction of a new resource model is underway with completion expected in the first half of 2005. Preliminary evaluation of the results indicate that the new drilling confirms previous resource estimate totals and provides increased geological information to develop a superior reserve model for production purposes.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 16 years of mine production. Mill operations are expected to continue for another two years on stockpiled material. The mineral reserves decreased by 33 million tonnes in 2004 primarily due to production. There was 31 million tonnes of production and mining write-downs totaling 2 million tonnes.

  Altonorte Smelter

        We own 100% of the Altonorte copper smelter located in northern Chile. The smelter recently completed a major modernization and $170 million Phase 3 expansion project, which more than doubled its capacity to 835,000 t/year of copper concentrate throughput, copper anode output capacity to approximately 290,000 tonnes and sulphuric acid capacity to 700,000 tonnes.

        The Altonorte custom smelter processes copper concentrate from third-party mines located mainly in Chile. Approximately 35% of the Altonorte smelter's production is sold to Codelco and is refined at Codelco's Chuquicamata refinery near Calama, Chile, a portion of which is returned to us in the form of cathodes. The balance of the smelter's blister anode production is exported. The smelter's sulphuric acid production is sold to customers located in the northern region of Chile. In 2004, Altonorte processed 832,775 tonnes of feed material (2003 — 780,280 tonnes), produced 266,440 tonnes of copper anodes (2003 — 260,971 tonnes) and produced 751,332 tonnes of sulphuric acid (2003 — 660,772 tonnes).

  Compañia Minera Doña Inés de Collahuasi

        Falconbridge owns a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M., an independent company which owns the mining and water rights and other assets comprising the Collahuasi operation, together with Anglo American Plc which also holds a 44% interest, and a Japanese consortium holding the remaining 12% interest.

        A capital investment of $1,792 million was required to bring Collahuasi into commercial production. The financing requirement, including working capital, was approximately $1,870 million.

        The property is located in northern Chile, about 180 kilometres southeast of the port of Iquique, at an elevation of 4,300 metres. It contains two separate porphyry copper deposits, known as Ujina and Rosario: the Ujina high grade secondary enrichment has been mined already but an important reserve of primary copper ore remains; Rosario has large tonnages of high grade primary ore and important secondary enrichment zones. The Huinquintipa oxide copper deposit is located downstream from the Rosario deposit. In addition, the property contains high-grade copper/molybdenum vein systems at the adjacent La Grande deposit.

  Mining and Milling Operations

        Commercial production at the Collahuasi operation began in January 1999. Production is expected to average 350,000 tonnes per year of copper in concentrates and 50,000 tonnes per year of copper cathode during the initial 10 years of mine life. The mine site is serviced under a 20-year power supply contract with Empresa Nacional de Electricidad S.A., a Chilean electric utility company.

        During 2004, 165.6 million tonnes of material was mined (2003 — 145.9 million tonnes), 34.8 million tonnes of ore was milled at the concentrator (2003 — 24.4 million tonnes) and 6.6 million tonnes of ore was processed at the copper oxide leaching plant (2003 — 6.4 million tonnes). Falconbridge's share of copper produced by Collahuasi during 2004 was 25,610 tonnes of cathode copper and 179,506 payable tonnes (186,017 contained tonnes) of copper in concentrate (2003 — 173,680 copper tonnes was produced considering cathodes and concentrates).

        The Ujina pit was practically depleted during the year 2004 and ore extraction ramped-up in the Rosario Pit during the year 2004. In the last months of 2004, production at the Rosario Pit had achieved its full capacity. Ore coming from the Ujina pit operation has been replaced by higher grade ore from the Rosario Pit. Ujina will remain without operation for the next 10 years according to the mine plan.

        The transition to the Rosario orebody, which included the construction of an overland conveyor to transport sulphide ore to the concentrator, and increasing the concentrator throughput from 70,000 tonnes to 110,000 tonnes per day, was completed in third Quarter 2004, five weeks ahead of schedule and under the $654 million budget.

  Mineral Reserves and Mineral Resources(1)

        As of December 31, 2004, proven and probable mineral reserves totaled 1,849,605,000 tonnes with an average grade of 0.90% copper. Measured and indicated resources are in addition to mineral reserves and totaled 480,826,000 tonnes with an average grade of 0.64% copper. Inferred mineral resources totaled 1,820,000,000 tonnes with a grade of 0.75% copper.

        Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported using a 0.45% copper cut-off for sulphide ore, 0.40% cut-off for oxide ore and 0.50% copper for mixed ore, and include all stockpiled material above the cut-off grade. The assumed metal price was $0.95 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using an average 0.40% copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior pit outline. Inferred resources were estimated for material contained in both pit designs.

        At planned operating rates, the proven and probable mineral reserves are equal to more than 40 years of production not including substantial measured and indicated mineral resources of 480.8 million tonnes and 1.8 billion tonnes of inferred resources. The December 31, 2004 total proven and probable mineral reserves were increased by 41.4 million tonnes after production of 41.5 million tonnes. The overall increase of 82.9 million tonnes is due to revision of the resource models (76.5 million tonnes) based on new drill information and the addition of new oxide copper orebodies (6.4 million tonnes).

  Lomas Bayas

        The Lomas Bayas mine comprises seven exploitation concessions covering approximately 2,022 hectares. The Fortuna de Cobre deposit comprises 11 exploitation concessions covering approximately 1,216.5 hectares. Falconbridge also holds 25 exploitation concessions and one exploitation concession application covering approximately 4,387 hectares between the Lomas Bayas mine and the Fortuna de Cobre deposit as well as 70 exploration concessions covering an area around the Fortuna de Cobre deposit.

        The Lomas Bayas mine is located in the Second Region of Chile, approximately 110 kilometres north-east of the port city of Antofagasta. The mine is situated at an altitude of 1,500 metres in the Atacama Desert. The Fortuna de Cobre deposit is situated 3 kilometres to the south of the Lomas Bayas mine.

  Mining Operations

        In July 2001, Falconbridge acquired 100% of the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit from Boliden Limited for a cash payment of $66 million. Falconbridge is also required to pay $15 million if it exercises its right to retain the Fortuna de Cobre deposit before the fifth anniversary of closing.

  Mining and Processing

        Lomas Bayas currently operates one open pit mine. Heap-leach grade ore is crushed and placed on leach pads by a series of portable conveyors and a stacking system. Lower-grade ore that does not economically justify the cost of crushing and additional handling is placed directly on separate leach pads by mine haulage trucks. Solutions containing sulphuric acid are then applied to leach the ores and copper recovery occurs by a solvent extraction-electrowinning process. The copper cathode is transported by truck and rail to the port at Antofagasta and shipped to customers overseas. Lomas Bayas is serviced by the electrical grid of northern Chile under long-term contracts with a local electricity supplier.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        In 2004, Lomas Bayas mined 30.4 million tonnes (30.9 million tonnes in 2003) of ore from which 62,041 tonnes of cathode copper were produced (60,427 tonnes were produced in 2003).

  Mineral Reserves and Mineral Resources(1)

        As of December 31, 2004, proven and probable mineral reserves totaled 342,701,000 tonnes with an average grade of 0.34% copper. Measured and indicated resources are in addition to mineral reserves and totaled 244,989,000 tonnes with an average grade of 0.27% copper. Inferred mineral resources totaled 42,000,000 tonnes with a grade of 0.33% copper.

        Proven and probable mineral reserves are based on the mineral resource model after applying open-pit design and cut-off criteria. Proven and probable mineral reserves are reported as percent total copper using an average 0.08% recoverable copper cut-off and include all stockpiled material above the cut-off grade. The assumed metal price was $0.90 per lb. of copper. Mineral resources are in addition to mineral reserves and are estimated using a 0.08% recoverable copper cut-off grade. Measured and indicated mineral resources consist of material inside an encompassing pit outline based on a copper price of $1.15 but excluding the mineral reserves contained in the interior pit outline. Inferred resources were estimated for material contained in both pit designs.

        At planned operating rates, the proven and probable mineral reserves are equal to approximately 10 years of production. The mineral reserves decreased by 21.2 million tonnes due to mine production of 29.6 million tonnes and positive reserve adjustments of 8.4 million tonnes due to a revised reserve estimation model and additional diamond drill information.

4.1.1.2    Canadian Copper and Recycling ("CC&R")

        CC&R mines and procures copper and precious metal concentrates and secondary materials for processing at our copper smelters and refineries and markets copper and related by-products. The business operates and manages the Kidd Creek operations under terms of a management services agreement. At December 31, 2004, CC&R employed 2,889 people (2003 — 2,716).

  Mining Operations

        Falconbridge and its predecessors in title have been mining the Kidd Creek copper/zinc deposits since 1966. The Kidd Creek mining operation's principal copper/zinc properties in the Timmins area are located in Kidd Township, Porcupine mining division, Ontario. The properties owned by Falconbridge comprise 14 patented half-lots covering 896 hectares of freehold mining land. The Kidd Creek deposits are mined through two separate shafts, accessing mining areas known as the upper and lower mines, which access progressively deeper levels. In 2004, the upper mine (formerly No. 1 and No. 2 mines) accounted for 32%, the lower mine (formerly No. 3 mine) accounted for 58%, and Mine D 10% of the Kidd Creek mining operation's mine ore production.

        Ore production at the Kidd Creek mining operations ("Kidd Creek Mining") for 2004 was 2,094,000 tonnes (2003 — 2,108,000 tonnes) with copper ore grades of 2.09% and zinc grades of 5.04%. Metals in concentrate produced during the year totaled 41,029 tonnes of copper (2003 — 46,400 tonnes) and 87,847 tonnes of zinc (2003 — 75,500 tonnes).

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        In 2000, the Company approved the development of Mine D, the depth extension of the Kidd Creek ore body beyond the limits of the No. 3 mine at 6,800 feet (2,070 metres) to a depth of 10,200 feet (3,100 metres). Production from Mine D began in the second half of 2004 and production is expected to reach 550,000 tonnes in 2005 with ramp-up continuing into 2005 and 2006. Phase I of the project is scheduled to be completed in 2006.

  Metallurgical Operations

        CC&R operates Noranda's Horne copper smelter located in Rouyn-Noranda, Québec, the Canadian Copper and Recycling refinery ("CCR refinery") in Montreal-East, Québec, Falconbridge's Kidd Creek Metallurgical Division, a copper-zinc complex located in Timmins, Ontario and five recycling facilities located in the United States and Canada.

        The ore from Kidd Creek Mining Division is transported by a company-owned railway to the Kidd Creek Metallurgical Division's mineral processing facilities, located 27 kilometres southeast of the mine. The mill produces copper and zinc concentrates, and treats all ores from the Kidd Creek Mining Division in two of four circuits. The remaining two circuits are available to process custom ore. In 2004, one of these circuits has been rehabilitated and converted to treat 750,000 tonnes per year of nickel ore from Falconbridge's new Montcalm mine, located approximately 100 kilometres west of the Metallurgical site. The circuit was fully commissioned by year-end. Nickel concentrate from the circuit will be shipped to Sudbury for processing and the by-product copper concentrate will be processed at the Kidd Creek Metallurgical Division together with Kidd's own copper concentrate. The Metallurgical Division's copper smelter also processes the copper concentrate shipped from Falconbridge's Sudbury Strathcona mill as well as other copper custom feeds. The smelter has the capacity to produce 150,000 tonnes of blister copper per year.

        CC&R has the capacity to process approximately 1,300,000 tonnes per year of copper and precious metal-bearing feed materials at the Horne and Kidd Creek smelters. In 2004, we processed 1,058,300 tonnes of feed at the Horne and Kidd Creek smelters compared to 1,079,000 in 2003.    Of the total volumes treated by the Horne smelter in 2004, approximately 45% of this feed was obtained from the Louvicourt, Antamina and Collahuasi mines and the balance was sourced from third parties under contracts having a duration of one to three years. CC&R also purchased some feed on a spot basis. In 2004, approximately 54% of our feed was procured from North America and the balance mainly from South America. Anode and blister output from the Kidd Creek and Horne smelters totaled 267,900 tonnes in 2004 (2003 — 264,100 tonnes). All anodes produced at the Horne copper smelter were refined at our CCR refinery. The 118,200 tonnes (2002 — 131,400 tonnes) of blister produced at the Kidd Creek smelter in 2004 were either refined at its refinery, which currently has the capacity to produce 147,000 tonnes of copper cathode per year, or sold to outside refineries, including the Company's CCR refinery. In 2003, Kidd Creek sent approximately 2,000 tonnes of spent-copper anode to the CCR facility. Total sulphuric acid production in 2004 was 946,700 tonnes compared to 920,600 tonnes in 2003.

        Our CCR refinery processes copper anodes from the Horne and Altonorte smelters and other unrefined copper and precious metals from Noranda and third-party sources. In 2004, the refinery produced 288,400 tonnes (2003 — 235,400 tonnes) of copper cathode, approximately 1.1 million ounces of gold (2003 — 1.1 million), 37.3 million ounces of silver (2003 — 30.3 million) and other by-products including selenium, tellurium, nickel sulphate, and a concentrate of platinum group metals.    In 2004 increased production at the Altonorte smelter replaced the majority of the production loss resulting from the Gaspé closure in 2002. In 2004, the Kidd Creek copper refinery produced 117,500 tonnes of copper cathode (2003 — 132,400) and the Kidd Creek zinc refinery produced 121,600 tonnes of zinc (2003 — 94,700 tonnes). In addition to copper and zinc, the Kidd Creek Metallurgical Division produces anode slimes containing substantial amounts of silver and gold that are further refined by outside refineries, including Noranda's CCR refinery as well as other by-products such as indium, cadmium, liquid SO2 and sulphuric acid.

        The Kidd Creek zinc plant has the capacity to produce 147,000 tonnes of zinc per year. This capacity is sufficient to process Kidd Creek Metallurgical Division's zinc concentrates and custom feed from other sources. Custom feed from other sources comprised approximately 40% of the total zinc plant feed in 2004 (2003 — 30%) and is expected to remain at a similar level in 2005. In June 2004, Falconbridge temporarily closed the zinc plant for 7 weeks during the summer period for market and economic reasons. In October 2004 a new precious metal recovery circuit was commissioned in the zinc plant. The new circuit allows the plant to process Agnico-Eagle Laronde Mine precious metal bearing zinc concentrates, and to recover the gold and silver as precious metals/lead residue that is further refined at Noranda's Brunswick smelter.

        In June 2004 we implemented changes we announced in the fall of 2003 for the Horne smelter. It reduced its processing rate from 840,000 to 600,000 tonnes per year. The anode production rate dropped from 186,000 to 130,000 tonnes per year. The change in production avoided the purchase of low margin offshore concentrates. There was a reduction in employment levels from 700 to approximately 500 employees associated with the change. The facility maintains its capability to increase production rates in the future depending on processing margins.

        CC&R is a leader in the recovery of copper, gold, silver and platinum group metals from the recycling of electronics and other copper and precious metal-bearing secondary materials. These are processed largely at the Horne smelter and the CCR refinery. Our processing plants and technology allow us to treat large tonnages of recycled materials. In 2004, recycled materials comprised 11% (2003 — 9%) of the feed for the copper smelters and approximately 9% of the copper (2003 — 5%), 18% of the gold (2003 — 16%), 8% of the silver (2003 — 10%) and 80% of the platinum group metals (2003 — 85%) produced by the CCR refinery.

        Prior to processing at the Horne smelter, we receive and sample a portion of the electronic scrap stream of materials. We operate two sampling facilities in California and Rhode Island. In addition, we operate plants in Roseville California and Lavergne Tennessee that provide asset management and recycling services for end-of-life electronic hardware for Hewlett-Packard, a strategic partner, and other original equipment manufacturers. During 2003, a new end-of-life processing facility opened in Brampton, Ontario and operates as a division called Noranda Recycling.

  Mineral Reserves and Mineral Resources(1)

        The Kidd Creek ore body is intersected by a number of major faults and other discontinuities. Mining and the resulting stress redistribution cause periodic ground adjustment along these faults resulting in seismic activity. Falconbridge has taken steps to minimize the impact of seismic activity on its Kidd Creek mining operations. These steps include the use of seismic monitoring equipment and the development and use of safe and cost-effective mining systems and procedures. On occasion a seismic event will occur which has the potential to cause personal injury, equipment damage or production interruption. Such events have been infrequent.

        As of December 31, 2004, Kidd Creek reported reserves of 18.1 million tonnes grading 1.80% copper and 6.03% zinc. At planned operating rates, the mineral reserves at Kidd Creek Mining Division are equal to approximately seven years of production. Mineral resources below the 82 level in Mine D are currently undergoing evaluation to determine if they can be converted to mineral reserves and extend the life of the mine.

4.1.2    Integrated Nickel Operations ("INO")

  Sudbury

  Mining Operations

        We have been mining nickel/copper ores in the Sudbury area of northern Ontario since 1929. The Sudbury Mines/Mill principal nickel/copper producing properties in the Sudbury area are located in the Townships of Falconbridge, Levack, Garson, Dowling, Blezard and Denison. The properties comprise 2,670 hectares owned by the Company and 14 hectares held under two licences of occupation of mining rights from the Province of Ontario. The licences of occupation are held in perpetuity.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

  Mines/Mill

        Sudbury Mines/Mill operates four underground nickel/copper mines in the Sudbury area: the Craig, Fraser, Lindsley and Lockerby mines. In 2004, the Craig mine provided 38% of Sudbury Mines/Mill's ore production and Lockerby mine was closed.

        Metal in concentrate produced during 2004 amounted to 22,600 tonnes of nickel (2003 — 24,100 tonnes), 24,700 tonnes of copper (2003 — 29,200 tonnes) and 565 tonnes of cobalt (2003 — 611 tonnes).

        The ore from Sudbury Mines/Mill is crushed and ground and the nickel/copper bearing sulphide materials contained in the ore are separated from waste materials at the Strathcona mill to produce nickel/copper concentrate and copper concentrate. The Sudbury Mines/Mill total ore milled for 2004 was 2,259,000 tonnes (2003 — 2,261,000 tonnes). The Strathcona mill has a capacity of approximately 8,500 tonnes of ore per day. The copper concentrate from the Strathcona Mill is delivered to Kidd Creek Metallurgical's mineral processing facilities for smelting and refining. The nickel/copper concentrate from the Strathcona mill is delivered to the Sudbury smelter for smelting.

  Mineral Reserves and Resources(1)

        Our exploration successes in the Sudbury basin over the course of the last few years have significantly increased the overall mineral resources available for the INO Sudbury Mines Mill Business Unit. Total Mineral Reserves in Sudbury now include 11.9 million tonnes in the Proven and Probable categories averaging 1.20% nickel and 1.33% copper. There are 21.8 million tonnes of Measured and Indicated Mineral Resources with an average grade of 2.25% nickel and 0.97% copper and 29.7 million tonnes of Inferred Mineral Resources grading 1.8% nickel and 2.6% copper. Measured and Indicated Resources increased by 0.6 million tonnes in 2004 and Inferred Resources by 1.5 million tonnes during the same period.

        Approximately 1.7 million tonnes were added to the Inferred Resource at Nickel Rim South in 2004, a high-grade deposit discovered in 2001. As of December 31, 2004, Nickel Rim South is estimated to contain 13.4 million tonnes grading 1.8% nickel and 3.3% copper. Drilling at Fraser Morgan Zones 8, 9, 10 and a newly discovered Zone 11 upgraded the geological confidence and added to the available Mineral Resources. The Fraser Morgan Mineral Resource as of December 31, 2004, 3.33 million tonnes of measured resources grading 1.85% nickel and 0.61% copper, 1.55 million tonnes of indicated resources grading 1.69% nickel, 0.46% copper and 2.1 million tonnes of inferred resources grading 1.8% nickel, 0.5% copper.

        Mineral Resources are reported using short-term and long-term price forecasting, cut-off grades and minimum mining widths appropriate to the particular deposit, production forecast and mining method. Engineering design, dilution and mining recoveries are applied to the Mineral Resource to arrive at the Mineral Reserve.

        Approximately two million tonnes of Proven and Probable Mineral Reserves were milled in 2004. At planned operating rates, existing Proven and Probable Mineral Reserves, not including new Mineral Resources largely anticipated to be converted to Mineral Reserves in the future, represent approximately five years of production. The upgrade of Mineral Resources to Reserves by planned future work would result in an extension of the operating life of the Sudbury mines, mill and smelter. The Nickel Rim South deposit currently under development is projected to support mining operations until approximately 2021.

  Smelter

        The nickel/copper concentrate from the Strathcona mill is treated at the Sudbury smelter along with Raglan concentrates and custom feed from other sources. The smelter produces a matte containing nickel, copper and cobalt, as well as silver, gold and platinum group metals. The Sudbury smelter has the capacity to produce approximately 130,000 tonnes of matte per year. The matte produced is shipped by rail to Québec City and by sea to the Nikkelverk refinery in Norway for further processing.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        The Sudbury smelter's output for 2004 from all sources was 52,600 tonnes of nickel (2003 — 59,800 tonnes), 18,400 tonnes of copper (2003 — 20,800 tonnes) and 1,840 tonnes of cobalt (2003 — 2,200 tonnes). Copper concentrate sent to the Kidd Creek smelter contained 17,600 tonnes of copper (2003 — 21,900 tonnes). Sulphuric acid produced as a result of smelting activity in Sudbury was 244,600 tonnes in 2004 (2003 — 245,500 tonnes).

  Raglan

  Mining Operation

        The Raglan property is located 105 kilometres south of the northern tip of the Ungava (Nunavik) Peninsula in the Province of Quebec, approximately 1,800 kilometres north of Montreal. The property comprises 1,226 map-designated claims covering 48,149 hectares and nine 20-year mining leases covering 947 hectares. The first of the leases expires in June 2016. All are renewable for three 10-year terms, provided that mining has taken place for at least two of the preceding ten years. In 2004, application was made for two additional mining leases covering 48 hectares.

        Commercial production at Raglan began on April 1, 1998. Raglan's annual production capacity is one million tonnes per year of ore milled. Net production for 2004 totaled 26,600 tonnes of nickel (2003 — 25,100 tonnes), 6,900 tonnes of copper (2003 — 6,600 tonnes) and 400 tonnes of cobalt (2003 — 380 tonnes).

Mineral Reserves and Resources(1)

        As of December 31, 2004, proven and probable reserves totaled 15,652,000 tonnes averaging 2.82% nickel and 0.78% copper. Measured and indicated resources in addition to mineral reserves total 3,765,000 tonnes with an average grade of 2.22% nickel and 0.74% copper. Inferred resources total 5,200,000 tonnes grading 2.9% nickel and 0.8% copper.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular ore zone and mining method. Dilution (planned, overbreak and fill) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel $3.25 per lb., copper $0.90 per lb. and the Cdn$1.50 for US$1.00.

        In combination with production of 935,000 tonnes and a negative reserve adjustment of 1.4 million tonnes at Donaldson, the overall mineral reserves were decreased by 2.0 million tonnes in 2004. The decrease was partly balanced by drilling gains at Mine 3. Total mineral resources increased by 1.8 million tonnes in 2004 to 3.8 million tonnes of measured plus indicated resources and 5.2 million tonnes of inferred resources due to discoveries at East Lake, Zone 5-8, and West Boundary. At planned operating rates, the proven and probable mineral reserves are equal to approximately 16 years of production.

  Milling Operation

        The ore from the Raglan mines is crushed, ground and treated at the Raglan mill to produce nickel/copper concentrate. Raglan concentrate is trucked to Deception Bay for marine shipment to Québec City and then transported by rail to the Sudbury smelter for treatment. There were six shipments from Deception Bay during 2004.

        The current capacity of the mill is 3,000 tonnes of ore throughput per day. Total ore milled in 2004 was 935,000 tonnes (2003 — 834,000 tonnes).

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

Montcalm Project, Ontario

        The Montcalm Nickel mine was brought into production in 2004. It is located 100 kilometres east of the Kidd Metallurgical Site in Montcalm Township in the Province of Ontario and comprises four 21 year leases covering mining and surface rights over 831 hectares.

        The Montcalm project reached its designed production capacity of 750,000 tonnes annually during the fourth quarter of 2004. This included conversion of a redundant mill line at the Kidd concentrator to handle the Montcalm ores. Two concentrates are produced, a copper concentrate which is treated at the Kidd Metallurgical Complex and a nickel concentrate which is transported to Falconbridge's smelter in Sudbury.

        During 2004 the Montcalm mine produced 214,392 tonnes of ore grading 1.32% nickel and 0.68% copper. The initial 73,148 tonnes of ore produced were hauled to the Strathcona concentrator in Sudbury while construction at the Kidd concentrator was taking place.

Mineral Reserves and Resources(1)

        As of December 31, 2004, proven and probable reserves totaled 4,886,000 tonnes averaging 1.51% nickel and 0.73% copper. Montcalm is expected to contribute up to 9,000 tonnes annually to nickel output from the Sudbury smelter. Inferred resources in addition to mineral reserves total 700,000 tonnes with an average grade of 1.7% nickel and 0.7% copper.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular ore zone and mining method. Dilution (planned and overbreak) and mining extraction recoveries are applied to the mineral resource to arrive at the mineral reserves. Assumed metal prices and exchange rate were nickel $3.25 per lb., copper $0.90 per lb. and the Cdn$1.50 for US$1.00.

        Mineral reserves decreased from 5.1 million tonnes to 4.9 million tonnes due to the start of production in 2004. Inferred resources totaling 0.7 million tonnes remain as before. At planned operating rates, the mineral reserves are equal to approximately seven years of production.

  Nikkelverk

        Falconbridge Nikkelverk, Aktieselskap ("Nikkelverk"), a wholly-owned subsidiary of Falconbridge, operates a refinery and a sulphuric acid plant at Kristiansand, Norway. The refinery processes the matte produced by the Sudbury smelter as well as custom feed from other sources, which includes the treatment of the silver, gold and platinum group metals contained in the matte and custom feed. The refinery has an annual capacity of approximately 85,000 tonnes of nickel, 39,000 tonnes of copper and 4,800 tonnes of cobalt. The sulphuric acid plant has a capacity of approximately 115,000 tonnes of sulphuric acid per year. In 2004, the refinery produced 71,400 tonnes of nickel (2003 — 77,200 tonnes), 35,600 tonnes of copper (2003 — 35,900 tonnes), 4,670 tonnes of cobalt (2003 — 4,550 tonnes) and 95,200 tonnes of sulphuric acid (2002 — 102,100 tonnes).

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        Mattes from the Sudbury smelter and from BCL Limited ("BCL") in Botswana were the main sources of nickel/copper feed materials for the Nikkelverk refinery during the year.

        The production of platinum group metals grew in importance during 2004 as production volumes expanded. In 2004, the refinery produced approximately 438,000 ounces of platinum group metals (2003 — 396,000 ounces).

        Expansion of the refinery to 100,000 tonnes of nickel, 60,000 tonnes of copper and 5,000 tonnes of cobalt per year or higher is possible if market conditions warrant such expansion.

  Falconbridge International Limited ("FIL")

        FIL, through its offices in Bridgetown, Barbados and Brussels, Belgium is responsible for managing the INO's custom feed business outside Canada. Custom feed, or third-party primary smelter mine production (concentrate), primary smelter production (matte) and secondary raw materials, provides a significant source of feed to the Sudbury Smelter and the Nikkelverk refinery. The availability of and profit margins associated with the custom feed processed at the Sudbury Smelter and the Nikkelverk refinery are largely a function of metal grade and the level and relationship of nickel, copper, cobalt, silver, gold and platinum group metals prices and competition for such materials.

        The custom feed processed at the Sudbury Smelter consists largely of nickel/copper/cobalt secondary raw materials and nickel concentrates. Most secondary raw materials are sourced on a spot basis or under contracts of one to three years' duration. Concentrates are sourced on a spot basis and multi-year contracts. In 2004, Sudbury Smelter's output from all third-party feeds included 8,300 tonnes of nickel, 5,800 tonnes of copper and 1,050 tonnes of cobalt.

        In 1985, FIL entered into a long-term agreement with BCL to treat complex nickel/copper matte from BCL's smelter in Botswana. The BCL matte represented approximately 57% of the nickel and copper-bearing custom feeds processed at the Nikkelverk refinery in 2004. Under the agreement, which was extended in 2002 to the end of 2015, BCL has agreed to deliver approximately 10,000 tonnes of nickel in matte per year.

  Custom Feed Production at the Refinery

        In 2004, custom feed represented approximately 29% of the nickel, 59% of the copper and 83% of the cobalt output at the Nikkelverk refinery.

Falcondo

        Falconbridge owns 85.26% of the outstanding shares of Falcondo. Of the balance, the Government of the Dominican Republic owns approximately 10%, Redstone Resources Inc. owns approximately 4.1% and various individuals own the remainder. Falcondo holds a mining concession and owns mining and mineral processing facilities for the production of ferronickel located near the town of Bonao, approximately 80 kilometres northwest of Santo Domingo, Dominican Republic.

  Properties and Mines

        Falcondo has been mining and processing nickel laterite ore in the Dominican Republic since 1971. Falcondo's mining concession covers approximately 21,830 hectares. Falcondo owns 4,831 hectares, 4,802 of which are inside the mining concession and include the mining areas and the mineral processing facilities, and 29 of which are outside the mining concession and include the townsite at Bonao. The term of the mining concession is for an unlimited period.

        Mining at Falcondo is carried out from the surface using bulldozers, loaders and trucks. Falcondo's total mine production for the year ended December 31, 2004, as obtained through a metallurgical balance calculation, was 3,736,815 dry tonnes of ore at an average nickel grade of 1.23%.

Mineral Reserves and Resources(1)

        As of December 31, 2004, proven and probable reserves totaled 57,403,000 tonnes averaging 1.21% nickel. Indicated resources in addition to mineral reserves total 13,840,000 tonnes with an average grade of 1.53% nickel. Inferred resources total 6,400,000 tonnes grading 1.4% nickel.

        Mineral resources are reported using cut-off grades and minimum mining widths appropriate to the particular mining deposit and mining method. Dilution (planned and overbreak) and mining extraction recovery factors are applied to the mineral resource to arrive at the mineral reserves. The assumed metal price was nickel $3.25 per lb.

        The proven and probable mineral reserves at Falcondo showed a total decrease of 3.5 million tonnes after production of 3.7 million tonnes in 2004. The production decrease was partly offset by net gains of 0.2 million tonnes in previously undrilled areas in the Larga, Caribe and Ortega deposits. At planned operating rates, the proven and probable mineral reserves are equal to approximately 16 years of production.

        At planned operating rates, mineral reserves at Falcondo are equal to approximately 16 years of production, not including 13.8 million tonnes of indicated resources and 6.4 million tonnes of inferred resources that are in large part anticipated to be converted into reserves.

  Milling, Smelting, Refining and Marketing

        The ore mined at Falcondo is milled, smelted and refined at Falcondo's mineral processing facilities, which have a capacity of approximately 29,000 tonnes of nickel contained in ferronickel per year. The facilities include a metallurgical treatment plant, a crude oil processor and a 200-megawatt thermal power plant. In 2004, Falcondo rented back up power energy during the period of maintenance of the three owned units and that initiative allowed the metallurgical plant to produce over 1,000 metric tons of nickel more than target. Falcondo has dock facilities and a crude oil tank farm at the port of Haina (near Santo Domingo) and a 70-kilometre crude oil pipeline from the port to its mineral processing facilities. Falcondo's production of nickel in ferronickel for the two years ended December 31, 2004 and 2003 was 29,477 tonnes and 27,227 tonnes, respectively.

        Marketing and sales of ferronickel produced at Falcondo are conducted through Falconbridge U.S., Inc., Falconbridge Europe S.A. and Falconbridge (Japan) Ltd.

4.1.3    Zinc

        Our Zinc business unit produces zinc concentrate and copper concentrates at our mines and procures and processes zinc concentrate at the Canadian Electrolytic Zinc Limited ("CEZ") refinery owned by the Noranda Income Fund. The zinc business unit also produces lead concentrates at the Brunswick mine and procures and processes lead/silver concentrates and residues at the Brunswick smelter. Marketing of the CEZ refinery and Falconbridge's zinc metal and related alloys, as well as the Company's lead metal and related alloys, is carried out through our head office in Toronto, Ontario and affiliated marketing offices in Zug, Switzerland and Cleveland, Ohio. The marketing office in Zug also purchases and sells base metals within the European market. In addition, the zinc business unit operates the General Smelting of Canada foundry in Lachine, Québec, which produces various lead and zinc alloys and anodes. The zinc business unit also has a 65% interest in NorFalco LLC, a joint venture with Falconbridge that markets, transports and distributes sulphuric acid in North America.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

  Brunswick Mine

  History and Location

        The Brunswick mine was developed and commenced operations in the early 1960s. We acquired a controlling interest in the mine in 1971 and a 100% interest in 1996. The mine is located approximately 27 kilometres southwest of Bathurst, New Brunswick. We have surface rights and 100% ownership of the mineral rights on 1,030 hectares comprising the No. 12 Crown Grant (Nos. 35097 and 34300).

Mineral Reserves and Resources(1)

        The Brunswick ore body is hosted in steeply dipping volcanic and sedimentary rock units. The deposit comprises massive sulphides intimately associated with various iron formation facies, with zinc, lead, copper and silver being the principal metals produced. The host rocks and the mineralization have undergone four significant deformation events, resulting in intense folding and faulting.

        Mineral resource and mineral reserve estimates are based on assays from diamond drilling and geological interpretation of drilling and underground mapping of development areas. The data are interpreted by the mine's geologists and used to develop a three-dimensional model of the geology, mineralization and underground development areas.

        Proven and probable reserves as at December 31, 2004, total 17.4 million tonnes averaging 8.94% zinc, 3.62% lead, 0.34% copper and 105 grams of silver per tonne plus measured and indicated resources in addition to mineral reserves total 4.1 million tonnes with an average grade of 8.95% zinc, 3.63% lead, 0.34% copper and 95 grams of silver per tonne.

        Mineral resources are estimated using a 7.5% (zinc + lead) cut-off with a minimum mining width of 2.5 metres. Dilution (planned and wall), extraction recoveries and economics are applied to the mineral resource to arrive at the mineral reserves. The assumed metal prices and exchange rate for the mineral reserves were zinc $0.50 per lb., copper $1.00 per lb., lead $0.30 per lb., silver $5.25 per troy ounce and Cdn$1.30 for US$1.00. The assumed metal prices and exchange rate for the potentially mineable mineral resources were zinc $0.60 per lb., copper $1.30 per lb., lead $0.35 per lb., silver $6.00 per troy ounce and Cdn$1.40 for US$1.00.

        At planned operating rates, the Brunswick Mine has an estimated life of 5 years. The mineral reserves decreased by 1.7 million tonnes to 17.4 million tonnes. The decrease is due to production of 3.4 million tonnes which was partly replaced by the gain of 1.7 million tonnes of ore due to comprehensive in-house mining evaluations to upgrade mineral resource blocks. Detailed technical and economic studies of the mineral resources and other mining remnants located throughout the mine are continuing.

  Operations

        Production occurs on five main levels to a depth of 1,125 metres. Two shafts provide access. The No. 3 shaft is 1,337 metres deep and is used to hoist personnel, ore and equipment. The No. 2 shaft is 963 metres deep and is used to hoist personnel and supplies. This shaft carries all compressed air and water services for the mine. The remaining cage hoist is used intermittently as a backup to the No. 3 shaft facilities and a second means of egress from the mine.

        Mining methods are open stoping with delayed backfill including pillarless, pyramid-shaped open stope sequences and end-slicing. The ore body consists of a series of sub-parallel ore lenses with an average dip of 70 degrees, a composite width of up to 200 metres, a maximum strike length of 1,300 metres and a maximum depth of 1,150 metres.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        Ore is processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce four products, including zinc, lead, bulk and copper concentrate. Flotation tailings are sent to a paste plant for recovery and production of required amount of paste backfill. Residual tailings are sent to the tailings impoundment facility. Process water is recycled back to the concentrator while the excess runs through an effluent treatment facility prior to discharge to the environment.

        Problems were encountered at the Brunswick mine with underground ore passes during 2004 and as a result the mine production was reduced with an average of 9,405 tonnes of ore per day (2003 — 9,889 tonnes) and produced 268,000 tonnes of zinc contained in concentrate (2003 — 286,000 tonnes). Zinc recoveries in the mill were 88% (2003 — 89.0%).

        Construction work on an improved milling system was completed in the fourth quarter of 2000 to implement an intermediate flotation stage between primary and secondary grinding, consolidate the concentrator grinding and flotation circuits, and to recycle water through the abandoned rockfill quarry. The project has resulted in higher recoveries, improved zinc concentrate grade and a higher ratio of zinc concentrate to bulk concentrate.

        In 2004, plugs were installed in the 21-A and No. 19 ore passes at the 1125 No. 1 Sub elevation and they were filled with paste fill and abandoned. This was done to stabilize the ore handling system in the lower part of the mine as stresses are increasing as the zones are mined out. Work in the 425 Main Ore Zone is nearing completion and the zone is producing at above planned levels, in spite of ore pass problems in this area. Work is in progress to develop a Life of Mine solution for ore handling in the upper part of the mine.

  Bell Allard Mine, Matagami Division

  History and Location

        The Bell Allard zinc/copper mine commenced commercial production in January 2000 with an anticipated life of approximately five years. As planned, mineral reserves at the Bell Allard mine were depleted in 2004. As a result, we ceased operations at the mine during the fourth quarter of 2004.

        The Matagami concentrator and other support facilities were placed on care and maintenance to support other potential mining projects such as Perseverance in this favorable geologic area. The facilities are located 10 kilometres southwest of the town of Matagami in northwestern Quebec.

Mineral Reserves and Resources(1)

        The Bell Allard deposit is similar to other deposits that we have mined in the Matagami area. It is a typical volcanogenic massive sulphide deposit located at or near the contact between the Watson Lake Rhyolite and the overlying Wabassee Basalt. The deposit is sitting on top of its alteration zone and is intruded on by three main dyke families. A tectonic overprint affects the deposit and drags the mineralization to the north, resulting in a gradual transition between pipe system and the massive sulphide lens.

        The mineral reserve estimate is based on assays from underground definition drilling, geological interpretation of drill cores and underground mapping of development areas. The data is used to develop a three-dimensional model of the geology, mineralization and underground development areas. Block grades are interpolated from drill hole assays using the Inverse Distance Squared method.

        As of December 31, 2004, all proven and probable reserves were depleted. Approximately 660,175 tonnes grading 15.92% Zn, 1.19% Cu and 45.9 g/t Ag were milled during 2004.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

  Operations

        Ore was processed in the concentrator using grinding, differential flotation, concentrate filtering and drying technologies to produce zinc and copper concentrates. Approximately 45% of the flotation tailings are used to produce paste backfill. Residual tailings are sent to the tailings impoundment facility where water runs through an effluent treatment facility prior to discharge to the environment.

        The Bell Allard mine operation terminated on October 15th, 2004 due to depletion of the resource and the concentrator completed processing stockpile material on October 26th. All closure activities proceeded as planned and good relation were maintained with government officials, the community and employees.

        Most of the zinc concentrate produced at the mine was shipped to the CEZ refinery, while the copper concentrate was shipped to the Horne Smelter.

        In 2004, Bell Allard produced 98,901 tonnes of zinc contained in concentrate (2003 — 109,679 tonnes). Zinc recoveries in the mill were 93.4% (2003 — 93.7%)

        A feasibility update was completed on the Perseverance project to assess the benefits of an increase in the mining rate to 2600 tonnes per day. In anticipation of a positive decision on this project a four-year collective agreement was negotiated with the local union to facilitate the standby period and support construction activities.

  Brunswick Smelter

        The Brunswick smelter, located in Belledune, New Brunswick, is a lead smelter that processes lead concentrates from the Brunswick mine as well as a wide range of offshore lead and lead/silver concentrates and residues. Consistent with our strategy of increasing our flexibility to treat complex feed materials, construction was completed on a new silver refinery in the first quarter of 2001.

        The Brunswick smelter also operates a battery recycling facility in Belledune, New Brunswick with a processing capacity of 15,000 tonnes of batteries per year. Most of the used batteries are sourced from the Atlantic Provinces with Québec and the New England states providing the balance.

        In December 2002, we announced that the Brunswick smelter would change to a seasonal operation effective July 1, 2003. The plant will run for eight months a year on Brunswick mine concentrates and third-party sulphates and other third-party material and will be shut down for the remaining four months each year. However, in 2004, the plant ran for over nine months due to excess concentrate on hand at the end of 2003.

  CEZ Refinery

        The CEZ refinery (in which we have a 25% interest through its interest in the Noranda Income Fund) located in Salaberry-de-Valleyfield, Québec procures and processes zinc concentrate for the production of zinc metal and powders. It is located near the St. Lawrence Seaway and has access to road, rail and sea transportation links. In 2003 and 2004, over 80% of the zinc concentrate processed at the CEZ refinery was sourced from mines owned or partly owned by us, including the Brunswick mine, Bell Allard mine and Antamina. The refinery's products are marketed in the United States, Canada, Europe and Asia.

        A plant optimization project increased nominal annual plant capacity from 225,000 tonnes to 255,000 tonnes in 1999. Further plant debottlenecking and continuous improvement projects are proceeding and in 2004 the plant achieved a record output of 277,283 tonnes (2003 — 267,270 tonnes).

        In May 2002, Noranda sold the CEZ processing facility to the Noranda Income Fund for a combination of cash and ordinary and priority units of the Fund. These priority units were then sold by Noranda pursuant to two separate public offerings. Noranda continues to own a 25% interest in the Fund in the form of ordinary units, which are subordinated in respect of cash distributions to the priority units until 2017.

        Noranda has entered into a processing agreement to sell to the refinery up to 550,000 tonnes of zinc concentrate annually until 2017, an amount expected to support 100% of its annual production at planned rates for that period. The refinery pays Noranda for the concentrate based on the LME price for "payable zinc metal" contained in the concentrate less a treatment charge or processing fee, initially set at Cdn$0.352 per pound of payable zinc metal. The processing fee is adjusted annually to reflect changes in certain costs.

        Pursuant to various management agreements, Noranda will continue to operate and manage the refinery and also provides management, marketing and other administrative services to the Fund.

  NorFalco LLC

        In April 1998, the Company, Falconbridge and DuPont agreed to form Noranda DuPont LLC, a joint venture to market, transport and distribute sulphuric acid in North America. On June 29, 2001, Noranda DuPont LLC redeemed DuPont's 50% voting interest in Noranda DuPont LLC and its name was changed to NorFalco LLC. NorFalco LLC purchases and resells to consumers all of the Company's and Falconbridge's Canadian sulphuric acid production.

        NorFalco LLC has developed an extensive distribution infrastructure of tank cars, trucks, marine tankers and terminals in order to supply approximately 1.8 million tonnes of sulphuric acid to consumers in North America. Its staff is based at its head office near Cleveland, Ohio and at the office of its wholly-owned Canadian subsidiary, NorFalco Sales Inc., near Toronto, Ontario. NorFalco LLC is owned by the Company (65%) and Falconbridge (35%).

4.1.4    Aluminum

        We operate five plants in the United States that produce alumina (with Century Aluminum Inc. as to a 50% interest each), primary aluminum and aluminum foil, as well as the St. Ann Bauxite mining operations in Jamaica (also with the Century Aluminum Inc. on the same basis). In 2004, approximately 95% (2003 — 94%) of sales were to United States customers. As of December 31, 2004, we had 2,931 employees (2003 — 1,925) in our aluminum operations.

        Our fabricated products operations purchase the majority of our primary metal requirements from third parties. This allows the primary reduction plant to optimize product mix by selling value-added products to third parties. St. Ann Bauxite produces all of the bauxite used at the Gramercy alumina refinery, and sells excess bauxite to third parties. The Gramercy alumina refinery supplied 100% of the alumina used at our New Madrid smelter, and sells the balance of its alumina to Century Aluminum Inc. or third parties.

  Primary Products

        Alumina requirements were supplied under medium-term contracts with third parties at prices that generally varied with aluminum prices until September 30, 2004. On October 1, 2004, Noranda and Century Aluminum Inc. each purchased, from Kaiser Aluminum Inc., a 50% ownership interest in Gramercy Alumina LLC ("Gramercy") in Louisiana, and a 50% economic interest in the St. Ann Bauxite mine in Jamaica. Noranda now receives all of its alumina requirements from Gramercy.

        We operate a primary aluminum reduction plant located adjacent to the Mississippi River, near New Madrid, Missouri. The plant has three potlines that produced 247,472 tonnes of molten aluminum in 2004 (2003 — 244,044 tonnes), a carbon plant that produces anodes for the reduction cells, and a cast house capable of producing 1,500 lb. standard ingots and value-added products such as billet, electrical conductor rod and foundry alloy.

        Our aluminum smelter in New Madrid, Missouri uses approximately 500 megawatts of power annually. Our existing two-year power contract expires May 31, 2005. The current contract is based on market terms which, depending on market conditions, could increase the plant's annual cost of electricity by $36 million over the prior contract. A 15 year contract for all of the plant's power needs has been signed with Ameren A.E. power company of Missouri. The contract calls for power mill rates in the mid-thirties, and is subject to approval by the regulatory authorities of the State of Missouri.

  Fabricated Products

        We operate four plants in the South-eastern United States that combine to serve a broad range of customer needs. We are the second largest producer of aluminum foil products in North America. In 2004, third-party shipments increased by 18% totaling 174,000 tonnes, (2003 — 147,000 tonnes). Our market share in North America increased to 22% of its target markets.

        The original Huntingdon, Tennessee plant, which we have operated since 1979, has an approximate annual production capacity of 60,000 tonnes. It produces heavy-gauge foil from continuous cast metal, serving the electrical, household foil and air conditioning fin stock markets. The Salisbury, North Carolina plant also operates continuous casters and has an approximate annual production capacity of 43,000 tonnes of light foil. The Newport, Arkansas facility processes re-roll material into lighter gauge coated and uncoated foil. It can produce approximately 15,000 tonnes annually. The major products produced at the Salisbury and Newport plants are flexible packaging materials, air-conditioning fin stock and converter foil used in food containers.

        In 2002, we completed construction of a modern aluminum foil plant at a cost of $226 million (excluding financing) to reinforce our position as a leading, low-cost supplier of heavy-gauge foil products. The foil plant is located adjacent to the existing Huntingdon plant and has an annual production capacity of approximately 107,000 tonnes of heavy-gauge foil, bringing our total foil production capacity to 225,000 tonnes. The plant utilizes state-of-the-art technology in casting, rolling and material handling. The new foil plant includes four new continuous casting machines, a high-speed, wide-width rolling mill with associated finishing equipment and an automated product storage and retrieval system. The automated storage and retrieval system is designed to reduce cooling time and lower handling costs. The high speed, low-gauge casters and wide-width rolling mill are designed to improve product quality, lower scrap rates and increase productivity.

  St. Ann Bauxite

Mineral Reserves and Resources(1)

        The Discovery Bay bauxite deposits are classic karst-hosted Jamaican bauxite deposits. The individual zones occur in basin like areas that represent karst depressions between steep hills of limestone. The host unit is a very pure white Eocene limestone. The origin of the bauxite is thought to be the bauxitization of Tertiary volcanic tuffs or other rocks that were alluvially transported into karst depressions after weathering. The Tertiary volcanics have up to 20% A12O3 and consequently would require relatively little volume reduction in order to achieve bauxite grades of 45-50% A12O3.

        The mineral reserve estimate is based on assays from tractor-mounted auger drilling and geological interpretation of the dimensions of the mineralized basin. The data is entered into Arcinfo for polygonal estimation of the reserve. Proven reserves are based on a 50 foot spaced drill grid and probable reserves are based on a 100 foot spaced drill grid.

        Proven and probable reserves as at December 31, 2004, total 32.8 million tonnes averaging 47.24% available alumina. Approximately 3.85 million tonnes grading 45.75% available alumina was produced in 2004. At forecast mining rates, the reserves are sufficient for 7 years of production. Other mineralized basins exist on the mining leases which need to be sampled prior to inclusion in the mineral reserves or resources. From past experience, it is estimated that there is approximately 25 million tonnes of this material.

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

        The St. Ann Bauxite reserves estimate has been prepared, classified and forwarded by St. Ann Jamaica Bauxite Partners, the operator of the joint venture.

4.1.5    Exploration and Project Development1

        The Company's and Falconbridge's exploration groups have been integrated. The integrated team conducts world-wide exploration on behalf of the Company and Falconbridge with the focus of the Company being primarily copper and copper-polymetallic exploration and the focus of Falconbridge being primarily the nickel and platinum group metals.

        The Company and Falconbridge have also integrated their respective project development groups. The integrated project group assumes primary responsibility for projects when they reach the scoping study stage.

  Noranda

        The mandate of the Company's exploration group is to discover strategically sized deposits with a life in excess of 15 years which are expected to provide a 15% return on equity after tax. The current focus is on copper exploration with the exception of copper-zinc exploration in the Québec Abitibi region in support of the Canadian Copper and Recycling business unit. Exploration by the Company totalled approximately $12 million in 2004 and the planned expenditures for 2005 total $14 million.

        In addition to exploration activities, the exploration group provides support to business development within the Company through participation in advanced project evaluations. Our exploration management is committed to environmentally and socially responsible exploration and to this end has implemented environmental and community relations training throughout the group. The group also emphasizes utilization of best exploration technologies to achieve competitive advantage and increase the likelihood of success.

        Canadian and international exploration is directed from our corporate office in Toronto. Other exploration offices are located in:

Laval, Québec Brisbane, Australia	Matagami, Québec Belo Horizonte, Brazil	Santiago, Chile Hermosillo, Mexico

        During 2005, exploration projects are planned in Canada (Québec, New Brunswick and British Columbia) and from international offices (Mexico, Brazil, Chile, Turkey, China, Papua New Guinea and Australia). Exploration activity in other areas will be predicated on suitable acquisitions or new projects that meet corporate objectives. As of December 31, 2004, the permanent exploration staff of the Company comprises 56 employees, including 46 geologists and geophysicists.

        The Company's exploration expenditures, excluding capitalized expenditures, for the two years ended December 31, 2004 and its planned exploration expenditures for 2005 are as follows:

	2005 (Planned)	2004	2003
		($ millions)
Support of core operations in Canada	0	0	0
Exploration projects in Canada	3	4	6
Exploration projects outside Canada	11	8	7

Total	14	12	13

  El Pachón, Argentina

        The acquisition of the El Pachón project was completed in September 2001. The property is located in the province of San Juan, Argentina at an elevation of 3,600 to 4,100 metres about three kilometres from the Chilean border and seven kilometres from the Los Pelambres mine. Diamond drilling, geological mapping and reinterpretation of the resource model were completed in 2003 with the objective to identify higher grade resources within the known resource and test exploration targets. Geological work and the drilling campaign resulted in the estimation of mineral resources as follows:

Mineral Resources at a 0.4% Cu Cut-off Grade

Classification	Tonnage M t	% Copper	% Molybdenum	g/t Silver
Measured	37	1.15	0.033	4.0
Indicated	687	0.62	0.014	2.5
Sub-total	724	0.65	0.015	2.6
Inferred	560	0.52	0.014	2.6

        Work in 2004 included an external review of the resource estimate and work to update the Feasibility Study prepared by Cambior in 1997. Update work will continue in 2005.

  El Morro, Chile

        The El Morro property is located in Region III, 140 kilometres east of the port of Huasco at an elevation of 4,000 to 4,300 metres. The La Fortuna zone on the El Morro property contains an inferred mineral resource estimated at 466 million tonnes grading 0.61 percent copper and 0.50 grams per tonne gold at a copper cut-off of 0.4 percent copper. The El Morro resource, located five kilometres West-Northwest of La Fortuna, contains an inferred mineral resource estimated at 45 million tonnes grading 0.5% copper and 0.2 gram per tonne gold at a cut-off grade of 0.4% copper.

        We have the right to earn a 70% interest in the El Morro property from Metallica Resources Inc. by paying $10 million in cash to Metallica Resources Inc. on or before September 14, 2005 and by preparing a feasibility study by September 14, 2007. If either party dilutes its interest in the property to 10% or less, their interest will convert to 2% net smelter royalty. Other agreement obligations have been met, including an initial cash payment of $300,000, subscribing for $1 Million in shares of Metallica Resources Inc. and completing aggregate expenditures on the property of more than $10 million. The investment in shares provided us with 918,563 shares of Metallica Resources Inc. at an average share price of Cdn$1.67 per share. We intend to maintain the property and satisfy its outstanding legal and environmental obligations. In 2005 the key element of the work plan is an infill diamond drill program that will be initiated early in the year to determine the distribution of higher-grade gold mineralization within the Fortuna deposit.

  West Wall, Chile

        The West Wall property is located in Region V, about 100 kilometres north of Santiago, Chile at an elevation of 3,000 — 3,700 metres, and is being explored under a joint venture with Minera Anglo-American Chile. Noranda has the right to earn up to a 60% interest by completing prescribed work commitments, a cash payment of $1 million and the completion of a feasibility study. A low grade porphyry resource was identified on the property in the 1980's by Minera Anglo-American Chile. Noranda has discovered a new porphyry system, referred to as the Lagunillas zone, located three kilometres southwest of the known low grade resource. Diamond drilling in 2002 indicated a secondary enriched blanket of copper mineralization underlain by significant primary mineralization. The zone extends over an area of 1,200 metres north-south and ranges from 350 to 450 metres in width. Additional drilling will be required to further test the potential of the discovery. An option agreement was executed with BHP Billiton on a group of mineral concessions favourably located adjacent to the joint venture property. These concessions have been incorporated into the joint venture. Additional geologic and geochemical surveys were carried out during the 2003-2004 Andean summer field season in preparation for a drill campaign scheduled to start in January 2005.

  Frieda River, Papua New Guinea

        We optioned the Frieda River property in Papua New Guinea from Highlands Pacific Ltd. ("Highlands Pacific") in January 2002. The property is located in northern Papua New Guinea and contains mineral resources in three separate copper deposits (Horse-Ivaal-Trukai, Koki and Nena). The agreement with Highlands Pacific allows for Noranda to earn a 72% interest in any or all of the properties by spending an aggregate $5 million over five years and completing a feasibility study on an elected property or properties. The 72% interest is subject to reduction if the Papua New Guinea government exercises its right to acquire up to a 30% interest in the project. During the option period, Noranda may acquire 72% of the Nena copper-gold deposit, which is located within the Frieda River Property by paying $10.8 million and completing a feasibility study.

        As part of a 1996 prefeasibility study, Highlands Pacific estimated an inferred resource of 274 million tonnes of 0.4% copper and 0.3 grams per tonne gold, at a 0.2% copper cut-off grade for the Koki system and the Nena deposit is estimated to contain measured and indicated resources totaling 49.8 million tonnes at 2.2% copper and 0.6 grams of gold per tonne at a 0.5% copper cut-off grade. Incorporation of recent drilling into a revised block model in 2003, followed by an optimization study in 2004, estimated the Horse-Ivaal-Trukai deposit to contain indicated mineral resources totaling 74.6 million tonnes at a grade of 0.63% copper and 0.37 grams per tonne gold plus inferred mineral resources totaling 360 million tonnes grading 0.6% copper and 0.4 grams per tonne gold.

        The 2004 work program on the Frieda River project comprised 6,345m of diamond drilling with 32 holes completed. As a result of this work the mineralization at Nena has been expanded through additional drill intersections on the NW and south end of the deposit and a new Nena-style mineralized body has been discovered in the area of North Debom, approximately 1.5 kilometres to the south.

        The planned work program for 2005 includes up to 7,500 m of diamond drilling to complete the closure of the Nena deposit and North Debom mineralized zone, approximately 1,500 m of metallurgical drill sampling from the Nena deposit and a revised resource estimation. Once this is completed, the remaining budget will test other priority Nena-style and porphyry targets on the property.

  Perseverance Deposits, Quebec

        The Perseverance deposits are located close to our existing mill infrastructure in Matagami, Quebec. A feasibility study on the Perseverance and Equinox deposits has been completed under Noranda's internal review process. The Company has not yet taken a decision on the timing of any production.

        The Perseverance property is controlled under the terms of a joint venture agreement between us and Société de Développement de la Baie James ("SDBJ"). Under the terms of the agreement, we hold a 90% interest in the property and SDBJ has the right to participate to the extent of a 10% interest in the property after completion of a positive feasibility study or to convert its interest to a 2% net smelter royalty. Should SDBJ elect to participate, it will be required to fund its share of development costs. Should SDBJ convert its interest to a 2% net smelter royalty, we will hold a 100% interest in the property and will have the option to reduce the royalty to a 1% net smelter royalty by making a payment of Cdn$1 million to SDBJ.

  Lady Loretta, Australia

        The Lady Loretta project is located north of Mount Isa, in Queensland, Australia. After completing a preliminary feasibility on the project, Noranda exercised its option to acquire a 75% interest in the Lady Loretta project in December, 2000 from its partner, BUKA Minerals Limited. Permitting is complete. Queensland government approval has been granted for the transfer to BUKA Minerals Limited of the Lady Annie part of the property, defined as the Lady Annie sublease. We have not yet taken a decision on the timing of any production.

  Lennard Shelf, Australia

        In April 2004, we entered into an agreement with Teck Cominco Limited ("Teck Cominco") to earn a 50% interest in the Lennard Shelf mineral properties, plant and equipment and infrastructure in Western Australia. In order to earn its 50% interest, Noranda will be required to effectively invest approximately A$26 million in exploration, operating, capital expenditures or other advances in Lennard Shelf. The property was acquired by Teck Cominco from Western Metals Limited ("Western Metals") in October 2003 for A$26 million (A$1=US$0.68).

        Lennard Shelf, located in the Kimberly region of Western Australia, 2,500 kilometres north-east of Perth, consists of a number of Mississippi Valley type lead/zinc deposits and a mill with an annual capacity of 3.1 million tonnes of ore. In the year ended June 30, 2003, Lennard Shelf produced 176,000 tonnes of zinc and 70,000 tonnes of lead. Work was suspended by Western Metals in late November 2003.

        The Lennard Shelf mines are currently on care and maintenance. We and Teck Cominco are endeavouring to produce a redevelopment plan for the assets. Work includes a detailed review of resources, as well as mine planning and other optimization work, and an exploration program to expand the current resources. A revised block model was completed in 2004 and used as a basis for a preliminary mine planning exercise. A mineral resource was estimated to contain measured and indicated resources of 2.8 million tonnes grading 8.47% zinc and 1.96% lead. Inferred resources totaling 300,000 tonnes grading 8.2% zinc and 1.7% lead were also estimated. These resources contain factors for mining recovery and dilution because they were derived from the mining study.

        A total of 19,768 metres were drilled in 34 holes in 2004. The most encouraging results were obtained in the Palijippa area approximately 70 kilometres from the Pillara concentrator. Nearly all of the 13 holes drilled here intersected interesting mineralization over a 1500 metre strike length. However, the intersections were at varying depths and spacing and further interpretive work is required to determine their significance.

        Work will continue in 2005 and a decision to restart production at Lennard Shelf will depend on the outcome of the work program, as well as market conditions.

  Falconbridge

        The Falconbridge exploration group is organized around four activities: exploration support for existing operations; project and business development support; world-wide "greenfields" exploration and project generation; and technical support, technology and mineral reserve/resource evaluation and reporting.

        The mandate of the Falconbridge exploration group is to add mineral reserves at the existing operations; add new low cost nickel and platinum group metal mineral reserves through exploration or acquisitions to enable Falconbridge to pursue profitable growth; ensure that technological advances in exploration methodology are used to improve efficiency; and conduct safe and environmentally responsible exploration.

        Exploration in support of existing operations in Canada is conducted from offices in Sudbury, at the Kidd Creek mine site and from a field office at the Raglan site. Greenfields exploration in North America is carried out from an office in Laval, Quebec. International greenfields exploration is conducted from Falconbridge's Toronto office and from offices in Brisbane, Australia, Belo Horizonte, Brazil and Pretoria, South Africa. Administration, accounting, legal and technical support is provided from Falconbridge's Toronto corporate office.

        At December 31, 2004, Falconbridge had a permanent exploration staff of 51, including 41 geologists and geophysicists.

        Falconbridge's exploration expenditures, excluding capitalized expenditures, for the two years ended December 31, 2004 and its planned exploration expenditures for 2005 are as follows:

	2005 (Planned)	2004	2003
		($ millions)
Support of core operations in Canada	15	13	13
Exploration projects in Canada	3	2	3
Exploration projects outside Canada	7	5	7

Total	24	20	23

  Sudbury Operations, Ontario

        The Sudbury area is one of the world's largest sources of nickel and contains significant copper, cobalt, silver, gold and platinum group metals. In addition to its operating mines, Falconbridge has large property holdings covering favourable geology of the Sudbury Igneous Complex.

        Exploration in 2004 has added to the mineral resource at Nickel Rim South located 2.7 kilometres north of the airport at a depth of approximately 1100-1600 metres. Surface drilling has defined an inferred resource consisting of 13.4 million tonnes of 1.8% nickel, 3.3% copper, 1.8 grams per tonne platinum, 2.0 grams per tonne palladium and 0.8 grams per tonne gold. A decision to proceed with a five-year underground definition program costing $368 million was announced on March 11, 2004. Drilling in 2004 on Fraser Morgan zones resulted in measured plus indicated resources totaling 4.9 million tonnes grading 1.80% nickel and 0.56% copper. Fraser Morgan also contains 2.1 million tonnes of inferred resources grading 1.8% nickel and 0.5% copper.

        Falconbridge spent $12.9 million on exploration in support of the Sudbury operations in 2004 and plans to spend $9.9 million in 2005. In addition, diamond drilling and other exploration was carried out on certain of Falconbridge's properties by option and joint venture partners, who also have exploration programs planned for 2005.

  Raglan, Quebec

        An annual exploration program in 2004 resulted in the discovery of approximately 1.9 million tonnes of mineral resources at Zones 3, 5-8, West Boundary, Donaldson and East Lake. This is double the annual production rate at Raglan which milled 935,000 tonnes of ore in 2004.

        Falconbridge spent $9.1 million ($5.3 million after Quebec tax credits) in 2004 in support of the Raglan operation, and plans to spend $9.0 million ($5.3 million after Quebec tax credits) in 2005.

  Kidd Creek Operations, Ontario

        Exploration support of the Kidd Creek operations in 2004 broadened to within 200 kilometres of Falconbridge's core infrastructure in Timmins as several agreement initiatives with junior partners took effect. This led to additional regional airborne geophysical surveys being flown, aimed at generating and evaluating high quality electromagnetic targets and included work on regional nickel-copper potential as well as copper-zinc potential.

        Ongoing exploration at the Kidd Creek mine is focused on targets near underground infrastructure identified through a re-compilation of all mine data using three-dimensional computer modeling technology. Funding is partially provided by the Kidd operating budget.

        Falconbridge spent US$165,000 on its Timmins region exploration program in 2004 and intends to spend approximately US$100,000 in 2005. Regional exploration programs are supplemented by additional funds supplied through joint venture initiatives with other companies.

  Koniambo Project, New Caledonia

        Work continued throughout the year on the Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Kone. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

        In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met. Upon satisfaction of the conditions in the Bercy Accord, SMSP and Falconbridge are to receive a 51% and 49% interest, respectively, in the project. The two conditions precedent are: i) the completion of a positive technical study, and ii) firm orders of $100 million related to the project. These conditions must be met before the expiry of the Bercy Accord on January 1, 2006.

        The Bankable Feasibility Study ("BFS") on the Koniambo ferronickel project in New Caledonia has now been completed.

        The BFS has increased the level of project definition, with engineering increasing from approximately 10% to 25%. Substantial analysis has been completed on many aspects of the project and included extensive third-party reviews. The project scope has remained essentially unchanged, with the work performed in the pre-feasibility study validated through the completion of the BFS. The costs of the inputs have increased primarily as a result of changes in foreign currency exchange rates, and increased service and raw materials costs. As a result, the estimated capital cost of the project has increased to $2.2 billion. Working capital, cost escalation from 2004 to start-up, financing and arrangement fees and interest costs, for a total of approximately $500 million of other costs, are not included in the $2.2 billion. This cost estimate compares with a pre-feasibility estimate of $1.6 billion (in 2002 dollars). Estimated operating costs have increased to $1.65/lb., from $1.27/lb.

        The capital cost of $2.2 billion includes the construction of a $600 million power station with an installed generating capacity of 390 MW. The remaining $1.6 billion relates to the metallurgical plant, mine development, and other infrastructure such as the port and road facilities.

        With the bankable feasibility study completed, the Company, with its partner SMSP and the French government, is focused on finalizing the financing structure for this project. The implementation approach to this project continues to be assessed, with earliest possible production start-up of 2009.

        If developed, Koniambo would be one of the largest nickel producers in the world with initial production of 60,000 tonnes per year. In addition, future expansion could take advantage of the large resource base, which has an estimated life in excess of 50 years.

4.2   Principal Subsidiaries and Associates

4.2.1    Falconbridge Limited

        Falconbridge, directly and through its subsidiaries and associated companies, is engaged in the exploration, development, mining, processing and marketing of metals and minerals. Falconbridge is also engaged in the custom feed business through the processing and recycling of third-party materials. Falconbridge's principal products are nickel, ferronickel, copper, zinc and cobalt, in addition to other metals such as silver, gold, platinum group metals, cadmium, indium and sulphuric acid. Falconbridge's mining and mineral processing facilities are located in Canada, Chile, Norway and the Dominican Republic.

        Of Falconbridge's total revenues in 2004 of $2,951 million (2003 — $1,976), 28% (2003 — 28%) were generated from sales to customers in the United States, 41% (2003 — 46%) from customers in Europe, 6% (2003 — 5%) from customers in Canada, and 25% (2003 — 21%) from customers in other countries. Nickel and ferronickel accounted for 46% of sales (2003 — 49%), copper for 38% (2003 — 33%), zinc for 5% (2003 — 5%), cobalt for 6% (2003 — 3%) and 5% (2003 — 10%) from other products.

        Approximately 36% of Falconbridge's combined nickel and ferronickel sales by volume are used in the manufacture of stainless steel.

        The strategic focus of Falconbridge continues to be in nickel and copper. While this focus is narrow compared to some of its larger competitors, Falconbridge believes it is important to be a significant participant in two major businesses rather than a small player in a variety of sectors.

        At December 31, 2004, Falconbridge employed 5,812 people (2003 — 6,275) at its various locations around the world.

        The Company owned, directly and indirectly at December 31, 2004, approximately 59%, and public shareholders owned approximately 41%, of the outstanding common shares of Falconbridge.

  Exploration

        See 4.1.5 "Exploration and Project Development — Falconbridge".

  Technology

        Falconbridge participates in a number of focused exploration research projects designed to reduce the cost of mineral exploration and increase the likelihood of success. Projects include the areas of geophysics, geology, geochemistry and remote sensing.

        Falconbridge also has metallurgical technology facilities at the Falconbridge Technology Centre in Sudbury and the Nikkelverk refinery. Research is conducted at these facilities to provide mineral analyses, to develop new methods for treating ores and custom feeds, to develop improved nickel, copper and cobalt products, and to develop environmentally sustainable production technologies. The primary focus of research at the Sudbury Technology Centre is on developing new technologies in hydrometallurgy and pyrometallurgy for nickel laterites and nickel and copper sulphides for Falconbridge and Noranda. Pilot plant facilities for metallurgical testing are located at the Sudbury Technology Centre, the Nikkelverk refinery, Kidd Creek metallurgical site and at Lomas Bayas.

        Expenditures on research and process development for the years ended December 31, 2004 and 2003 were $18.3 and $13.0 million, respectively.

  Marketing and Sales

        Falconbridge's marketing and sales activities are conducted through three subsidiaries located in Pittsburgh, United States, Brussels, Belgium and Tokyo, Japan. These operations market and sell nickel, ferronickel, cobalt and other products (including silver, gold and the platinum group metals) throughout the world. Sales and marketing support is provided from the corporate offices in Toronto.

        Falconbridge has an agreement with the Company whereby the Company acts as the sales agent for the products, other than sulphuric acid of the Kidd Metallurgical Division.

4.2.2    Novicourt Inc.

        We own an approximately 62% interest in Novicourt Inc., a publicly traded Quebec company. Novicourt's primary asset is a 45% direct interest in the Louvicourt copper/zinc mine located near Val-d'Or, Quebec. Novicourt also owns a 45% interest in the Louvaur/Alexis Joint Venture, which carries out exploration on land surrounding the Louvicourt deposit. Novicourt also participates in exploration joint ventures with Noranda in the Abitibi region of Northern Québec.

        The Louvicourt mine maintained production at a rate of over 3,300 tonnes of ore per day in 2004. Copper production from the Louvicourt mine in 2004 was 15% lower than in 2003, mainly due to reduced ore production and lower copper ore grades averaging 2.8% (2003 — 3.2%). Copper production was 33,000 tonnes of accountable copper (2003 — 38,000 tonnes) and zinc production was 21,000 tonnes of contained zinc (2003 — 18,000 tonnes). Due to higher production prices, Novicourt's total net revenue in 2004 was Cdn$59.8 million, 49% higher than the total net revenue of Cdn$39.8 million in 2003.

  Mineral Reserves and Resources(1)

        The proven and probable mineral reserves represent portions of the measured and indicated resources that are economically viable after allowing for waste-rock dilution, for extraction losses and for historic mine-mill grade adjustment factors. The dilution estimate is based on assigning 10% to primary stopes and 18% to secondary stopes except for the 680L sill pillar where 10% and 20% have been assigned respectively. Mine recovery of 95% is applied to all stopes except some pillars where recovery is expected to be lower. The mineral reserves are estimated using a copper price of $0.85 per lb.

        Proven and probable mineral reserves at December 31, 2004 totaled 557,000 tonnes averaging 1.93% zinc, 2.43% copper, 26 grams of silver per tonne and 0.90 grams of gold per tonne. Approximately 1.23 million tonnes of proven mineral reserves were milled in 2004. At planned operating rates, the mineral reserves at the Louvicourt Mine will be depleted in mid 2005.

        The Louvicourt mine reserves estimate has been prepared and classified by AUR Resources Inc. as operator of the Louvicourt Joint Venture. Mineral reserve estimates were the responsibility of Bernard Salmon (P.Eng. Chief Geologist, Louvicourt Mine) and Sylvie Lampron (P.Eng, Chief Engineer, Louvicourt Mine).

Notes:

(1)
For Qualified Person information with respect to the mineral reserve and mining resource estimate, see "Mineral Reserves and Resources" in Item 4.3 of this Annual Information Form.

4.2.3    American Racing Equipment, Inc.

        American Racing Equipment, Inc. ("ARE") is the largest after-market aluminum automotive wheel distributor in North America. In its 2004 report titled "The North American Wheel Aftermarket", Frost & Sullivan estimates that ARE has a leading market share of 21%. Aluminum wheels are manufactured at two plants in Los Angeles, California and one plant in Tijuana, Mexico. In 2004, ARE sold 1,398,000 wheels and had total sales revenue of $165 million. The majority of the wheels sold by ARE were manufactured under contracts with Chinese suppliers.

        ARE supplies the automotive after-market through a network of 43 warehouses and sales offices and employs approximately 1,225 people. Management at ARE is focused on improving efficiency and reducing operating costs while maintaining high levels of quality, market share and customer satisfaction.

4.2.4    Magnola Metallurgy Inc.

        In January 2003, we announced plans for an indefinite shutdown of our magnesium business, which is held by Magnola Metallurgy Inc., a company owned 80% by us, in response to major structural changes which have taken place in the global magnesium industry. A pre-tax charge of $520 million was recorded in the Company's 2002 year-end financial results to reduce the carrying value of the magnesium project, as a result of the market conditions.

        In 1997 when the decision to proceed with the Magnola project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, the rapidly increasing, low-cost Chinese production, which now sells below the cash production costs of Western magnesium producers, has depressed prices.

        At the time of the announcement of the shutdown, there were approximately 380 employees located at the magnesium operations in Danville, Québec.

        In 2003, a further $33 million pre-tax charge related to costs incurred to shut down the plant was recorded in the first quarter. As of December 31, 2004 the book value of our magnesium business is approximately $272 million.

4.3   Statistical Tables

        The following table set out our mine, smelter and refinery production, as well as our primary aluminum production for the three years ended December 31, 2004:

PRODUCTION VOLUMES

Mine Production — Metal in concentrate(1)

	Noranda's Av. Beneficial Interest	2004(2)	2003(2)	2002(2)
	(%)	(tonnes)
Copper
Kidd Creek*	58.9	41,029	46,409	45,434
Sudbury Operations*	58.9	24,694	29,161	31,050
Collahuasi*	25.9	205,116	168,578	185,014
Lomas Bayas*	58.9	62,041	60,427	59,304
Raglan*	58.9	6,867	6,628	6,500
Antamina	33.75	122,205	85,188	111,599
Louvicourt	28.0	14,387	17,002	19,527
Montcalm*	58.9	1,188	—	—
Other	100	13,164	16,517	16,174

	Noranda's Av. Beneficial Interest	2004(2)	2003(2)	2002(2)
	(%)	(tonnes)
Total		490,691	429,910	474,602

Noranda Inc.'s share		345,114	297,429	328,071

Zinc
Brunswick	100	268,068	286,457	277,417
Antamina	33.75	64,157	122,422	77,876
Kidd Creek*	58.9	87,847	75,528	104,083
Louvicourt	28.0	9,277	8,045	9,004
Matagami	100	98,901	109,679	84,792

Total		528,250	602,131	553,172

Noranda Inc.'s share		488,629	568,493	505,517

Nickel
Sudbury Operations*	58.9	22,602	24,143	27,833
Raglan*	58.9	26,552	25,110	24,636
Montcalm*	58.9	2,152	—	—
Falcondo*	50.2	29,477	27,227	23,303

Total		80,783	76,480	75,772

Noranda Inc.'s share		45,016	43,110	41,587

Cobalt
Sudbury Operations*	58.9	427	658	690
Raglan*	58.9	313	463	386

Total		740	1,121	1,076

Noranda Inc.'s share		436	667	619

Lead
Brunswick	100	73.735	77,724	76,177

Noranda Inc.'s share		73,735	77,724	76,177

Silver (000 ounces)
Brunswick	100	5,999	6,172	6,228
Kidd Creek*	58.9	3,848	2,676	3,671
Antamina	33.75	2,718	2,293	2,439
Other	100	623	643	597

Total		13,188	11,784	12,935

Noranda Inc.'s share		11,606	10,700	11,273

Smelter and Refinery Production(1)

	Noranda's Av. Beneficial Interest	2004(2)	2003(2)	2002(2)
	(%)	(tonnes)
Copper smelted
Horne	100	149,730	132,739	147,020
Gaspé	100	—	—	29,612
Altonorte	100	266,640	260,971	147,059
Sudbury Operations*	58.9	18,402	20,779	20,518

	Noranda's Av. Beneficial Interest	2004(2)	2003(2)	2002(2)
	(%)	(tonnes)
Kidd Creek*	58.9	118,240	131,405	144,094

Total		552,812	545,894	488,303

Noranda Inc.'s share		496,652	484,259	418,326

Copper refined
CCR	100	288,395	235,425	244,252
Kidd Creek*	58.9	117,520	132,364	146,526
Nikkelverk*	58.9	35,643	35,852	30,632
Collahuasi*	25.9	25,610	27,895	26,678
Lomas Bayas*	58.9	62,041	60,427	59,304

Total		529,209	491,963	507,392

Noranda Inc.'s share		430,235	388,065	395,531

Zinc refined
CEZ(3)	100	—	—	86,984
Noranda Income Fund(3)	25.0	277,283	267,270	184,091
Kidd Creek*	58.9	121,557	94,719	145,309

Total		398,840	361,989	416,384

Noranda Inc.'s share		140,918	157,653	260,672

Nickel smelted
Sudbury Operations*	58.9	52,595	59,831	57,854

Noranda Inc.'s share		30,978	35,599	33,260

Nickel refined
Nikkelverk*	58.9	71,410	77,183	68,530
Falcondo*	50.2	29,477	27,227	23,303

Total		100,887	104,410	91,833

Noranda Inc.'s share		56,857	59,728	50,820
Cobalt smelted
Sudbury Operations*	58.9	1,838	2,196	1,955

Noranda Inc.'s share		1,083	1,307	1,124

Cobalt refined
Nikkelverk*	58.9	4,670	4,556	3,994

Noranda Inc.'s share		2,751	2,711	2,296

Lead refined
Brunswick	100	83,829	60,776	90,167

Noranda Inc.'s share		83,829	60,776	90,167

Aluminum
Primary operations	100	247,472	244,044	236,459

Noranda Inc.'s share		247,472	244,044	236,459

Silver refined (000 ounces)
CCR Refinery	100	37,274	30,311	40,439

Noranda Inc.'s share		37,274	30,311	40,439

Gold refined (000 ounces)
CCR Refinery	100	1,102	1,132	1,030

	Noranda's Av. Beneficial Interest	2004(2)	2003(2)	2002(2)
	(%)	(tonnes)
Noranda Inc.'s share		1,102	1,132	1,030

Notes:

(*)
Owned through Falconbridge Limited.

(1)
All production figures are shown on a 100% basis, except as otherwise noted and with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, and Antamina which represents Noranda's 33.75% joint-venture interest.

(2)
Noranda's average beneficial interest in Falconbridge was 58.9 in 2004, 59.5 in 2003 and 57.5% in 2002. The average beneficial interest in Louvicourt was 62.1 in 2004, 2003 and 2002.

(3)
The Company sold the CEZ refinery to the Noranda Income Fund in May 2002 and sold the remainder of its priority units in a secondary offering in 2003. It currently owns 25.0% of the Noranda Income Fund's outstanding units.

        The following tables present Noranda's metal sales and concentrate sales, as well as average realized prices for the three years ended December 31, 2004.

SALES VOLUMES AND REALIZED PRICES

Metal Sales — payable metal(1)

	Noranda's Av. Beneficial Interest	2004(2)	2003(2)	2002(2)
	(%)	(tonnes)
Copper
CCR	100	293,174	235,339	271,150
Kidd Creek*	58.9	82,188	95,916	110,575
INO*(4)	58.9	51,057	59,208	54,495
Collahuasi*	25.9	25,330	33,721	45,496
Lomas Bayas*	58.9	60,190	61,289	60,265

Total		511,939	485,473	541,981

Noranda Inc.'s share		422,027	384,169	426,851

Zinc
Kidd Creek*	58.9	119,535	98,628	145,411
CEZ(5)	100.0	—	—	85,383
Noranda Income Fund(5)	25.0	274,793	265,797	187,569

Total		394,328	364,424	418,363

Noranda Inc.'s share		139,104	159,421	260,832

Nickel
INO*(4)	58.9	71,374	78,978	71,153

Noranda Inc.'s share		42,039	46,992	40,906

Ferronickel
Falcondo*	50.2	28,936	27,133	21,446

Noranda Inc.'s share		14,526	13,764	10,512

Cobalt
INO*	58.9	3,648	3,400	2,932

Noranda Inc.'s share		2,149	2,023	1,686

	Noranda's Av. Beneficial Interest	2004(2)	2003(2)	2002(2)
	(%)	(tonnes)
Aluminum
Primary operations	100	248,977	246,737	242,289

Noranda Inc.'s share		248,977	246,737	242,289

Fabricated aluminum
Norandal	100	173,853	146,716	127,911

Noranda Inc.'s share		173,853	146,716	127,911

Aluminum wheels (000 units)
American Racing Equipment	100	1,399	1,498	2,547

Noranda Inc.'s share		1,399	1,498	2,547

Lead
Brunswick	100	83,194	60,452	90,896

Noranda Inc.'s share		83,194	60,452	90,896

Gold (000 ounces)
CCR	100	967	1,004	953

Noranda Inc.'s share		967	1,004	953

Silver (000 ounces)
CCR	100	36,467	30,870	41,210

Noranda Inc.'s share		36,467	30,870	41,210

Payable Metal in Concentrate(1)

	Noranda's Av. Beneficial Interest	2004(2)	2003(2)	2002(2)
	(%)	(tonnes)
Copper
Collahuasi*(3)	25.9	167,261	114,874	142,028
Antamina(3)	33.75	80,905	72,143	113,806

Total		248,166	187,017	255,834

Noranda Inc.'s share		179,422	140,493	195,458

Zinc
Antamina(3)	33.75	51,951	100,142	71,632
Kidd*	58.9	15,724	11,964	3,007
Brunswick	100	222,141	245,931	210,487
Matagami	100	70,371	89,128	46,463

Total		360,187	447,165	331,589

Noranda Inc.'s share		353,724	442,320	330,311

Silver (000's ounces)
Antamina	33.75	2,334	1,921	2,210

Noranda Inc.'s share		2,334	1,921	2,210

Average Realized Prices — ($US per pound, except as noted)
Copper		1.30	0.82	0.74
Copper — Falconbridge		1.32	0.82	0.72
Zinc		0.52	0.43	0.40
Zinc — Falconbridge		0.51	0.41	0.39
Nickel		6.40	4.40	3.14
Ferronickel		6.37	4.20	3.16
Aluminum		0.84	0.68	0.65
Lead		0.43	0.27	0.23
Gold — ($ per ounce)		402.17	362.97	308.00
Silver — ($ per ounce)		6.51	4.89	4.60
Silver — Falconbridge — ($ per ounce)		6.51	4.80	4.61
Exchange Rate (US$1 = Cdn$)		0.77	0.71	0.64

Notes:

(*)
Owned through Falconbridge Limited.

(1)
All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint venture interest and Antamina, which represents Noranda's 33.75% joint-venture interest.

(2)
Noranda's average beneficial interest in Falconbridge was 58.9 in 2004, 59.5 in 2003 and 57.5% in 2002.

(3)
Sales figures include sales to Noranda Inc. and its subsidiaries — 2002 only.

(4)
Comprised of Falconbridge's mines and plants in Sudbury and Raglan in Canada, a refinery in Nikkelverk in Norway and a significant custom feed business.

(5)
Noranda sold the CEZ zinc refinery to the Noranda Income Fund in May 2002 and sold its priority units in a secondary offering in 2003. It currently owns indirectly 25.0% of the Noranda Income Fund's outstanding units.

MINERAL RESERVES AND RESOURCES

        Unless otherwise indicated, all estimates of mineral reserves and mineral resources:

  •
  have been estimated in accordance with the Standards on Mineral Resources and Reserves Definitions and Guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted by the Canadian Securities Administrators in NI 43-101.

  •
  were compiled, supervised or verified by Chester Moore who is Noranda's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist and is a qualified person as defined in NI 43-101.

        Mineral resources which are not reserves do not have demonstrated economic viability.

Mineral Reserves(1),(2),(3)

				Grade
	Noranda Inc.'s beneficial Interest (%)		Dec. 31, 2004 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)	Alumina (%)
Noranda Inc.
Copper Deposits
Antamina(4)	33.8	Proven	251,000	1.26	1.04	—	—	14.5	—	0.03
	33.8	Probable	217,000	1.17	0.89	—	—	13.2	—	0.03
		Total	468,000	1.22	0.97	—	—	13.9	—	0.03
Zinc Deposits
Brunswick Mine(5)	100	Proven	14,937	0.36	9.00	—	3.63	106.3	—	—
	100	Probable	2,498	0.23	8.54	—	3.54	95.8	—	—
		Total	17,435	0.34	8.94	—	3.62	104.8	—	—
Novicourt Inc.
Louvicourt(6)	28.0	Proven	544	2.49	1.77	—	—	25.4	0.90	—
	28.0	Probable	13	0.04	8.78	—	—	42.7	0.86	—
		Total	577	2.43	1.93	—	—	25.8	0.90	—
St. Ann Bauxite(7)
Alumina Deposits
Jamaica	50.0	Proven	7,214	—	—	—	—	—	—	—	48.39
	50.0	Probable	25,586	—	—	—	—	—	—	—	46.92
		Total	32,800	—	—	—	—	—	—	—	47.24

				Grade
	Noranda Inc.'s beneficial Interest (%)		Dec. 31, 2004 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)	Alumina (%)
Falconbridge Limited(8)
Nickel Deposits
Sudbury	58.8	Proven	4,554	1.59	—	1.32	—	—	—	—
	58.8	Probable	7,310	1.17	—	1.12	—	—	—	—
		Total	11,864	1.33	—	1.20	—	—	—	—
Raglan	58.8	Proven	6,270	0.74	—	2.63	—	—	—	—
	58.8	Probable	9,382	0.81	—	2.95	—	—	—	—
		Total	15,652	0.78	—	2.82	—	—	—	—
Montcalm	58.8	Proven	3,162	0.75	—	1.56	—	—	—	—
	58.8	Probable	1,724	0.70	—	1.44	—	—	—	—
		Total	4,886	0.73	—	1.51	—	—	—	—
Falcondo	50.2	Proven	47,846	—	—	1.21	—	—	—	—
	50.2	Probable	9,557	—	—	1.20	—	—	—	—
		Total	57,403	—	—	1.21	—	—	—	—
Copper Deposits
Kidd Creek	58.8	Proven	14,286	1.91	5.64	—	0.21	62	—	—
	58.8	Probable	3,780	1.35	7.52	—	0.18	47	—	—
		Total	18,066	1.80	6.03	—	0.21	58	—	—
Lomas Bayas	58.8	Proven	41,180	0.40	—	—	—	—	—	—
	58.8	Probable	301,521	0.33	—	—	—	—	—	—
		Total	342,701	0.34	—	—	—	—	—	—
Collahuasi(9)	25.9	Proven	310,503	1.09	—	—	—	—	—	—
	25.9	Probable	1,539,102	0.87	—	—	—	—	—	—
		Total	1,849,605	0.90	—	—	—	—	—	—

Notes:

(1)
The mineral reserves were prepared using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation.
(2)
The mineral reserves are shown on a 100% basis.
(3)
There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.
(4)
The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.90/lb, zinc $0.50/lb, molybdenum $3.25/lb, and silver $5.00/oz.

(5)
Estimates used the following metal prices: zinc $0.50/lb, copper $1.00/lb, lead $0.30/lb, and silver $5.25/oz.
(6)
The Louvicourt mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.
(7)
The St. Ann Bauxite mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.
(8)
Long term metal prices used for estimates are: nickel $3.25/lb, copper $0.90/lb, zinc $0.50/lb. Exchange rate of CDN$1.50 to US$1.00.
(9)
The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves and resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). These estimates have been restated to conform to the NI 43-101 mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

Mineral Resources(1) (in addition to Mineral Reserves)

				Grade
	Noranda Inc.'s beneficial interest (%)	Category	Dec. 31, 2004 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.
Copper Deposits
Antamina(2)	33.8	Measured	28,000	0.51	0.21	—	—	5.0	—	0.03
		Indicated	30,000	0.47	0.27	—	—	6.0	—	0.03
		Total	58,000	0.49	0.24	—	—	5.5	—	0.03
		Inferred	27,000	0.8	1.0	—	—	13	—	0.02
Zinc Deposits
Brunswick Mine	100	Measured	1,839	0.36	8.58	—	3.34	91	—	—
		Indicated	2,247	0.33	9.25	—	3.88	97	—	—
		Total	4,086	0.34	8.95	—	3.63	95	—	—
Falconbridge Limited
Nickel Deposits
Sudbury Operations	58.8	Measured	4,000	0.63	—	1.77	—	—	—	—
		Indicated	17,770	1.04	—	2.36	—	—	—	—
		Total	21,770	0.97	—	2.25	—	—	—	—
		Inferred	29,700	2.6	—	1.8	—	—	—	—
Raglan	58.8	Measured	55	1.11	—	3.93	—	—	—	—
		Indicated	3,710	0.73	—	2.19	—	—	—	—
		Total	3,765	0.74	—	2.22	—	—	—	—
		Inferred	5,200	0.8	—	2.9	—	—	—	—
Montcalm	58.8	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	—	—	—	—

				Grade
	Noranda Inc.'s beneficial interest (%)	Category	Dec. 31, 2004 (000's tonnes)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
		Total	—	—	—	—	—	—	—	—
		Inferred	700	0.7	—	1.7	—	—	—	—
Falcondo	50.2	Measured	—	—	—	—	—	—	—	—
		Indicated	13,840	—	—	1.53	—	—	—	—
		Total	13,840	—	—	1.53	—	—	—	—
		Inferred	6,400	—	—	1.4	—	—	—	—
Copper Deposits
Kidd Creek Operations	58.8	Measured	310	1.32	6.08	—	0.32	43	—	—
		Indicated	78	2.82	8.54	—	0.13	52	—	—
		Total	388	1.62	6.57	—	0.28	45	—	—
		Inferred	15,300	3.0	4.6	—	0.3	82	—	—
Lomas Bayas	58.8	Measured	5,253	0.28	—	—	—	—	—	—
		Indicated	239,736	0.27	—	—	—	—	—	—
		Total	244,989	0.27	—	—	—	—	—	—
		Inferred	42,000	0.33	—	—	—	—	—	—
Collahuasi(3)	25.9	Measured	50,795	0.55	—	—	—	—	—	—
		Indicated	430,031	0.65	—	—	—	—	—	—
		Total	480,826	0.64	—	—	—	—	—	—
		Inferred	1,820,000	0.75	—	—	—	—	—	—

Notes:

(1)
The mineral resources are shown on a 100% basis.
(2)
The Antamina mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore. Estimates used the following metal prices: copper $0.90/lb, zinc $0.50/lb, molybdenum $3.25/lb, and silver $5.00/oz.
(3)
The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of $0.95. The mineral reserves and resources are estimated and classified using the Australasian code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code). These estimates have been restated to conform to the NI 43-101 mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

        The reconciliation of mineral reserves at each of the mines as at December 31, 2003 to December 31, 2004 are as follows:

RECONCILIATION OF MINERAL RESERVES(1),(2)

		Noranda Inc.'s beneficial interest (%)	December 31, 2003 (000 mt)	Ore treated in 2004 (000 mt)	Additions/ revisions (000 mt)	December 31, 2004 (000 mt)
Copper
Antamina	Proven	33.8	275,000	(31,000)	7,000	251,000
	Probable	33.8	226,000	—	(9,000)	217,000
Collahuasi	Proven	25.9	254,146	(34,406)	90,763	310,503
	Probable	25.9	1,554,075	(7,047)	(7,926)	1,539,102
Lomas Bayas	Proven	58.8	54,760	(12,930)	(650)	41,180
	Probable	58.8	309,171	(16,682)	9,032	301,521
Kidd Creek	Proven	58.8	12,585	(2,080)	3,781	14,286
	Probable	58.8	8,239	—	(4,459)	3,780
Louvicourt	Proven	28.0	1,629	(1,227)	142	544
	Probable	28.0	12	—	1	13
Nickel
Sudbury	Proven	58.8	5,588	(1,753)	719	4,554
	Probable	58.8	8,503	(236)	(957)	7,310
Raglan	Proven	58.8	8,308	(935)	(1,103)	6,270
	Probable	58.8	9,355	—	27	9,382
Montcalm	Proven	58.8	0	(214)	3,376	3,162
	Probable	58.8	5,113	—	(3,389)	1,724
Falcondo	Proven	50.2	49,271	(3,737)	2,312	47,846
	Probable	50.2	11,656	—	(2,099)	9,557
Zinc
Brunswick	Proven	100.0	16,730	(3,399)	1,606	14,937
	Probable	100.0	2,452	(16)	62	2,498
Bell Allard	Proven	100.0	689	(660)	(29)	—
	Probable	100.0	—	—	—	—

Notes:

(1)
The mineral reserves are shown on a 100% basis.
(2)
The mineral reserves were prepared in accordance with NI 43-101.

        The following table sets out the Company's share of the metals and minerals contained in Noranda's mineral reserves:

Metal Contained in Reserves(1) — Noranda Inc.'s Share

								Ounces*
		Tonnes (000)
								Silver (millions)	Gold (000)
		Copper	Zinc	Nickel	Lead	Molybdenum	Alumina
Wholly-owned
Zinc Deposits	Brunswick	60	1,558	—	631	—		59	—
	Sub-Total Proven & Probable	60	1,558	—	631	—		59	—
Divided Interest
Copper Deposits	Antamina (33.8%)	1,924	1,533	—	—	47		71	—
	Louvicourt (28.0%)	4	3	—	—	—		—	5
Alumina Deposits	St. Ann Bauxite (50%)						7,748
	Sub-Total Proven & Probable	1,928	1,536	—	—	47	7,748	71	5
Falconbridge
Nickel Deposits	Sudbury (58.8%)	93	—	84	—	—		—	—
	Raglan (58.8%)	72	—	260	—	—		—	—
	Montcalm (58.8%)	21	—	44	—	—		—	—
	Falcondo (50.2%)	—	—	348	—	—		—	—
Copper Deposits	Collahuasi (25.9%)	4,330	—	—	—	—		—	—
	Lomas Bayas (58.8%)	682	—	—	—	—		—	—
	Kidd Creek (58.8%)	191	641	—	22	—		20	—
	Sub-Total Proven & Probable	5,389	641	736	22	—		20	—
Totals — Noranda Inc.'s share
Proven & Probable		7,377	3,735	736	653	47	7,748	150	5
*
Troy ounce.

Notes:

(1)
Calculated from the mineral reserves contained in the table entitled "Mineral Reserves and Resources" in this Item 4.3.

Exploration & Advanced Projects(1)

				Grade
	Noranda Inc.'s beneficial interest (%)	Resource/ Reserve Category	Tonnes (millions)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
Noranda Inc.
Zinc Deposits
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	—	0.04	30	0.38	—	—
		Indicated	0.76	1.03	13.68	—	0.04	27	0.34	—	—
		Total	5.12	1.24	15.82	—	0.04	29	0.38	—	—
Lady Loretta, Australia(2)	75.0	Measured	8.5	—	15.6	—	5.9	95	—	—	—
		Indicated	3.1	—	17.5	—	5.2	94	—	—	—
		Total	11.6	—	16.1	—	5.7	95	—	—	—
		Inferred	0.1	—	13.7	—	3.5	84	—	—	—
Lennard Shelf, Australia(2,3)	50.0	Measured	1.40	—	8.80	—	2.15	—	—	—	—
		Indicated	1.37	—	8.15	—	1.75	—	—	—	—
		Total	2.77	—	8.47	—	1.96	—	—	—	—
		Inferred	0.3	—	8.2	—	1.7	—	—	—	—
Copper Deposits
El Pachón, Argentina(4)	100.0	Measured	37.1	1.15	—	—	—	4.0	—	0.03	—
		Indicated	686.8	0.62	—	—	—	2.5	—	0.01	—
		Total	723.9	0.65	—	—	—	2.6	—	0.02	—
		Inferred	560.0	0.52	—	—	—	2.6	—	0.01	—
El Morro, Chile(4)	70.0	Inferred	466.0	0.61	—	—	—	—	0.50	—	—
El Pilar, Mexico	100.0	Inferred	210.0	0.34	—	—	—	—	—	—	—
Frieda River, Papua New Guinea	72.0
Horse / Ivaal / Trukai		Indicated	74.6	0.63	—	—	—	—	0.37	—	—
		Inferred	360.0	0.60	—	—	—	—	0.38	—	—

				Grade
	Noranda Inc.'s beneficial interest (%)	Resource/ Reserve Category	Tonnes (millions)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
Koki(5)		Inferred	270.0	0.40	—	—	—	—	0.30	—	—
Nena(5)		Measured	42.2	2.30	—	—	—	—	0.60	—	—
		Indicated	7.6	1.70	—	—	—	—	0.60	—	—
		Total	49.8	2.21	—	—	—	—	0.60	—	—
		Inferred	1.2	1.80	—	—	—	—	0.40	—	—

				Grade
	Noranda Inc.'s beneficial interest (%)	Resource/ Reserve Category	Tonnes (millions)	Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (gm/mt)	Gold (gm/mt)	Molybdenum (%)	Cobalt (%)
Falconbridge Limited
Nickel Deposits
Nickel Rim South, Ontario(6)	58.8	Inferred	13.4	3.3	—	1.8	—	15	0.8	—	0.04
Onaping Depth, Ontario(6)	58.8	Indicated	14.6	1.15	—	2.52	—	—	—	—	0.06
		Inferred	1.2	1.2	—	3.6	—	—	—	—	0.07
Fraser Morgan(6), Ontario	58.8	Measured	3.33	0.61	—	1.85	—	2.28	0.05	—	0.06
		Indicated	1.55	0.46	—	1.69	—	1.61	0.04	—	0.06
		Total	4.88	0.56	—	1.80	—	2.07	0.05	—	0.06
		Inferred	2.1	0.5	—	1.8	—	1.2	—	—	0.06
Koniambo(4), New Caledonia	28.8	Measured	32.4	—	—	2.21	—	—	—	—	0.07
		Indicated	109.7	—	—	2.10	—	—	—	—	—
		Total	142.1	—	—	2.13	—	—	—	—	—
		Inferred	156.0	—	—	2.2	—	—	—	—	—
Copper Deposits
Mine D, Ontario(7)	58.8	Inferred	15.3	3.0	4.6	—	0.3	82	—	—	—
Fortuna de Cobre, Chile(8)	58.8	Measured	125.2	0.31	—	—	—	—	—	—	—
		Indicated	345.1	0.28	—	—	—	—	—	—	—
		Total	470.3	0.29	—	—	—	—	—	—	—
		Inferred	150.0	0.21	—	—	—	—	—	—	—

Notes:

(1)
The mineral resources/reserves are shown on a 100% basis.
(2)
The mineral resources were estimated and classified using the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC" code) which are comparable to the NI 43-101 definitions. These estimates would not have been materially different if made using the NI 43-101 definitions.
(3)
Resource estimate supplied by Teck Cominco Limited. Estimate developed as part of economic evaluation study with dilution and mining recovery included.
(4)
Subject to fulfillment of certain conditions.
(5)
Mineral reserves and resources estimated by Highlands Pacific Limited, the optionor of the property.
(6)
Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table in this Item 4.3.
(7)
Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table in this Item 4.3.
(8)
Option to purchase.

4.4   Environment

        Effective January 1, 2004 the Company adopted the new accounting standard "Asset Retirement Obligation (CICA 3110)" replacing the previous site restoration accounting policy. As of January 1, 2005, with respect to our worldwide operations, the net present value of the asset retirement obligation is $436 million.

4.5   Technology

        We are involved in the development, acquisition and application of technologies to improve the performance of our mining and metallurgical businesses and create opportunities for business growth. Since the closure of the Noranda Technology Centre in Quebec in 2003, strategic technology development is now mostly carried out at the Falconbridge Technology Centre in Sudbury, Ontario. The focus is on the needs of the Nickel and the Copper business units. Additional research and development support has been moved to our operating sites. Other business units receive support on an as needed basis. Research is conducted to provide mineral analysis, to develop new methods for treating ores and custom feeds and to improve processes for making metals in an environmentally sustainable manner. The results are shared between the Company and Falconbridge.

        Expenditures by the Company on research and process development for the two years ended December 31, 2003 and 2004 were $5 million and $4 million, respectively. Including expenditures made by Falconbridge, our investment in research and technology was $18 million in 2003 and $22 million in 2004.

4.6   Labour Relations

        In 2004, collective agreements were signed in respect of the following operations:

  Two-year agreements:

  •
  Nikkelverk

  Three-year agreements:

  •
  Altonorte

  •
  American Racing

  •
  CC&R — Production & Maintenance

  •
  CEZ

  •
  Noranda Recycling — Roseville (two contracts)

  •
  Collahuasi

  •
  Sudbury — Production & Maintenance

  •
  Sudbury — Office, Clerical & Technical

  Four-year agreements:

  •
  Matagami

  Collective bargaining is ongoing at the following:

  •
  CC&R — Security Guards (expired May 2004)

  •
  Noranda Recycling — San Jose (expired December 31, 2004)

  Collective bargaining agreements for the following operations are scheduled to expire in 2005 in the months indicated:

  •
  Norandal Newport (May)

  •
  Kidd Metallurgy — Production & Maintenance (September)

  •
  Falcondo (November)

4.7   Legal Proceeding

        The United States Department of Justice has convened a grand jury to investigate possible criminal antitrust violations by Noranda, Falconbridge and other sulphuric acid producers in the United States. To the Company's knowledge, no decision has been made by the Department of Justice as to whether it will bring charges or close the investigation. We deny having committed any such violations and has asserted that its actions relating to the sale of sulphuric acid during the period in question were lawful.

5.
FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this Annual Information Form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, and Section 27A of the United States Securities Act of 1933. Such statements represent the Company's internal projections, expectations or belief concerning, among other things, our future operating results and various components thereof, or our future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity metal prices, foreign currency risks, fluctuations in copper treatment and refining fees, supply and demand in the market for sulphuric acid, risks inherent in our procurement of raw materials, changes in production and processing technology, imprecision in estimating the timing, costs and levels of production associated with mining properties, uninsurable risks inherent in the mining business, our ability to replace and expand mineral reserves, imprecision of mineral reserves and recovery estimates, political and economic conditions in the countries in which we operate, changes in Canadian and foreign laws and regulations, our ability to maintain good relations with our employees, general economic and business conditions, and such other risks and uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted.

6.
DIVIDEND POLICY

        The Company views common share dividends as an important part of a shareholder's return on investment. As a result, the Company attempts to pay a common share dividend at all points of the economic cycle, so long as the payment does not impair the Company's financial position. It is expected that the common share dividend will increase or decrease to reflect the Company's operating results and financial position.

        The preferred shares of each series issued by the Company rank in priority to the common shares with respect to the payment of dividends.

DIVIDENDS	2004	2003	2002
Per common share	Cdn0.48	Cdn0.64	Cdn0.80
Per preferred share
Series F	Cdn0.99	Cdn1.17	Cdn1.04
Series G	Cdn1.53	Cdn1.53	Cdn1.53
Series H(1)	Cdn1.63	Cdn1.25	—

Notes:

(1)
The Series H Shares were issued on March 25, 2003. Amounts shown in respect of 2003 represent total dividends paid during the period from March 25, 2003 to December 31, 2003.

7.     CAPITAL STRUCTURE OF THE COMPANY

        The Company's capital structure consists of an unlimited number of common shares, an unlimited number of preferred shares issuable in series and an unlimited number of participating shares issuable in series of which, as at December 31, 2004 296,965,241 common shares, 3,246,057 Preferred Shares, Series F ("Series F Shares"), 8,753,943 Preferred Shares, Series G ("Series G Shares") and 6,000,000 Preferred Shares, Series H ("Series H Shares") were issued and outstanding,. Subject to the prior rights of the holders of the preferred shares of the Company, the holders of common shares are entitled to receive cash dividends as and when declared by the board of directors of the Company and the remaining property of the Company in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The common shares carry one vote per share.

  Details of the Preferred Shares as a Class

        The Preferred Shares may at any time or from time to time be issued in one or more series. Our Board of Directors may by resolution fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of preferred shares.

        The Preferred Shares are entitled to a preference over Common Shares and any other of our shares ranking junior to the Preferred Shares in the distribution of assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

        The preferred shares of each series rank in a parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

        In the event of our liquidation, dissolution or winding up or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Preferred Shares will be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which will for such purpose be treated as accruing up to the date of distribution), the whole before any amount is paid or any of our assets are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares but the whole subject to the rights of the holders of any other class of our shares entitled to receive our assets upon such distribution in priority to or rateably with the holders of the Preferred Shares. Upon payment to the holders of the Preferred Shares of the amount so payable to them, they will not be entitled to share in any further distribution of assets of our Corporation.

  Details of the Series F Shares

        The following is a summary of certain provisions attaching to or affecting our Series F Shares as a series.

  Definitions of Terms

        The following definitions are relevant to the Series F Shares:

"Banks" means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by the board of directors of the Company by notice given to the transfer agent for the Series F Shares, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Canadian Imperial Bank of Commerce and The Bank of Nova Scotia.

"Calculated Trading Price" for any month means:

  (a)
  the aggregate of the Daily Adjusted Trading Value for all Trading Days in such month;

  divided by

  (b)
  the aggregate of the Daily Trading Volume for all Trading Days in such month.

"Daily Accrued Dividend Deduction" for any Trading Day means:

  (a)
  the product obtained by multiplying the dividend accrued on a Series F Share in respect of the month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);

  divided by

  (b)
  the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date.

"Daily Adjusted Trading Value" for any Trading Day means:

  (a)
  the aggregate dollar value of all transactions of Series F Shares on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;

  less

  (b)
  the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day.

"Daily Trading Volume" for any Trading Day mean the aggregate number of Series F Shares traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange.

"Deemed Record Date" means the last Trading Day of a month with respect to which no dividend is declared by the board of directors of the Company.

"Dividend Payment Date" means:

  (a)
  during the Fixed Rate Period, the first day of each of February, May, August and November in each year; and

  (b)
  during the Floating Rate Period, the 12th day of each month commencing with the month of December 2001;

and the first Dividend Payment Date shall be February 1, 1997.

"Dividend Period" means:

  (a)
  during the Fixed Rate Period, the period from and including a Dividend Payment Date to but not including the next succeeding Dividend Payment Date; and

  (b)
  during the Floating Rate Period, a month.

"Exchange" means the Toronto Stock Exchange, the Montreal Exchange or The Vancouver Stock Exchange or such other exchange or trading market in Canada as may be determined from time to time by the Company as being the principal trading market for the Series F Shares.

"Ex-Dividend Date" means:

  (a)
  the Trading Day which, under the rules or normal practices of the Exchange, is designated or recognized as the Ex-Dividend Date relative to any dividend record date for the Series F Shares; or

  (b)
  if the board of directors of the Company fails to declare a dividend in respect of a month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the Series F Shares.

"Fixed Rate Period" means the period commencing with the date of issue of the Series F Shares and ending on and including October 31, 2001.

"Floating Rate Period" means the period commencing immediately after the end of the Fixed Rate Period and continuing for so long as any of the Series F Shares shall be outstanding.

"Prime" for a month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the Prime Rate in effect on each day of such month.

"Prime Rate" for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day shall be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day shall be equal to l.5% per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day shall be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime shall be determined from time to time by an officer of the Company from quotations supplied by the Banks or otherwise publicly available. Such determination shall, in the absence of manifest error, be final and binding upon the Company and upon all holders of Series F Shares.

"Trading Day" means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.

  Dividends

        Until November 1, 2001, the holders of the Series F Shares will be entitled to receive fixed cumulative preferred cash dividends as and when declared by our board of directors, at an annual rate of 5.80% per share ($1.45 per share per annum) to accrue from the date of issue and to be paid on the first day of February, May, August and November in each year.

        From November 1, 2001, the holders of the Series F Shares will be entitled to receive floating adjustable cumulative preferred cash dividends as and when declared by our board of directors, to accrue from November 1, 2001 and to be paid on the twelfth day of each month, commenting with the month of December 2001. The annual floating dividend rate for the first month will be equal to 85% of Prime. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis by an adjustment factor whenever the Calculated Trading Price of the Series F Shares is $24.875 or less or $25.125 or more, respectively. The maximum monthly adjustment for changes in the Calculated Trading Price will be ±4.00% of Prime. The annual floating dividend rate applicable for a month will in no event be less than 50% of Prime or greater than Prime.

        The Adjustment Factor for a month will be based on the Calculated Trading Price of the Series F Shares for the preceding month determined in accordance with the following table:

If the Calculated Trading Price for the Preceding Month is	The Adjustment Factor as a Percentage of Prime shall be
$25.50 or more	-4.00%
$25.375 and less than $25.50	-3.00%
$25.25 and less than $25.375	-2.00%
$25.125 and less than $25.25	-1.00%
Greater than $24.875 and less than $25.125	nil
Greater than $24.75 to $24.875	1.00%
Greater than $24.625 to $24.75	2.00%
Greater than $24.50 to $24.625	3.00%
$24.50 or less	4.00%

        The maximum Adjustment Factor for any month will be ± 4.00% of Prime.

        If in any month there is no trade of at least a board lot of the Series F Shares on the Exchange, the Adjustment Factor for the following month will be nil.

        We will calculate the annual floating dividend rate for a month as promptly as practicable, and notice thereof will be given to each stock exchange on which the Series F Shares are listed for trading.

  Redemption

        The Series F Shares will not be redeemable prior to November 1, 2001. The Series F Shares will be redeemable, at our option, subject to applicable law and to the restrictions described below under "Restrictions on Dividends and Retirement of Shares", on November 1, 2001, in whole but not in part, at $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Subsequent to November 1, 2001, the Series F Shares will be redeemable at our option, in whole but not in part, at $25.50 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by us not less than 45 days nor more than 60 days prior to the date fixed for redemption.

  Purchase for Cancellation

        We may at any time or times purchase for cancellation all or any part of the Series F Shares in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of our board of directors such shares are obtainable.

  Restrictions on Dividends and Retirement of Shares

        We will not, without the approval of the holders of outstanding Series F Shares:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking junior to the Series F Shares) on our common shares or any other shares of the Company ranking junior to the Series F Shares;

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of our common shares or any other shares of the Company ranking junior to the Series F Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking junior to the Series F Shares);

  (c)
  purchase or otherwise retire less than all the Series F Shares then outstanding; or

  (d)
  redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption or purchase obligation attaching thereto) any other shares of the Company ranking on a parity with the Series F Shares;

unless, in each such case, all dividends on outstanding Series F Shares accrued up to and including the dividend payable on the last preceding Dividend Payment Date shall have been declared and paid. Any approval of the holders of the Series F Shares required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Series F Shares duly called for the purpose and at which a quorum is present.

  Rights on Liquidation

        In the event of our liquidation, dissolution or winding-up, the holders of the Series F Shares will be entitled to receive $25.00 per Series F Share plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution before any payment or distribution is made to holders of our common shares or any other of our shares ranking junior to the Series F Shares. Upon payment of such amounts, the holders of the Series F Shares will not be entitled to share in any further distribution of our assets.

  Voting Rights

        The holders of Series F Shares will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of our shareholders unless we have failed to pay, during the Fixed Rate Period, eight dividends, and, during the Floating Rate Period, twenty-four dividends, on the Series F Shares, whether or not consecutive. In that event, and for only as long as any such dividends remain in arrears, the holders of Series F Shares will be entitled to receive notice of and to attend all shareholders' meetings, and to one vote for each share held, except meetings at which only holders of another specified class or series are entitled to vote.

        In connection with any action to be taken by us which requires the approval of the holders of Series F Shares voting as a series or as part of the class, each such share shall entitle the holder thereof to one vote.

  Tax Election

        We have elected, in the manner and within the time provided under Part VI.1 of the Income Tax Act (Canada) (the "Tax Act"), to pay tax at a rate such that holders of Series F Shares are not required to pay tax on dividends received on the Series F Shares under Part IV.1 of such Act.

  Modification

        The provisions attaching to the Series F Shares as a series may be repealed, altered, modified or amended with such approvals as may then be required by the Business Corporations Act (Ontario), currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Series F Shares duly called for the purpose and at which a quorum is present.

  Conversion of Series F Shares into Series G Shares

        Holders of Series F Shares have the right, at their option, commencing on November 1, 2001 and on November 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Series F Shares registered in their name into Cumulative Redeemable Series G Shares of the Company on the basis of one Series G Share for each Series F Share. The conversion of Series F Shares may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of our transfer agent at which the Series F Shares are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Series F Shares, and a written instrument of surrender in form satisfactory to us duly executed by the holder or their attorney authorized in writing.

        We are required, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Series F Shares of the above-mentioned conversion right and of the Selected Percentage Rate (as defined below under "Details of the Series G Shares") determined by our board of directors to be applicable for the next succeeding Fixed Dividend Rate Period (as defined below under "Details of the Series G Shares") applicable to the Series G Shares. We are required to give notice as provided under "Details of the Series G Shares" of the Annual Dividend Rate (as defined below under "Details of Series G Shares") applicable to the Series G Shares for such Fixed Dividend Rate Period.

        Holders of Series F Shares will not be entitled to convert their shares into Series G Shares if, following the close of business on the 14th day preceding a Conversion Date, we determine that there would remain outstanding on a Conversion Date less than 1,000,000 Series G Shares, after having taken into account all Series F Shares tendered for conversion into Series G Shares and all Series G Shares tendered for conversion into Series F Shares. We are required to give notice in writing thereof to all the holders of the Series F Shares at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Series F Shares who have tendered Series F Shares for conversion, new certificates evidencing the Series F Shares tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date we determine that there would remain outstanding on a Conversion Date less than 1,000,000 Series F Shares after having taken into account all Series F Shares tendered for conversion into Series G Shares and all Series G Shares tendered for conversion into Series F Shares, then, all, but not part, of the remaining outstanding Series F Shares will automatically be converted into Series G Shares on the basis of one Series G Share for each Series F Share on the applicable Conversion Date and we will give notice in writing thereof to the holders of such remaining Series F Shares at least seven (7) days prior to the Conversion Date.

        If we give notice to the holders of the Series F Shares of the redemption on a Conversion Date of all Series F Shares, we will not be required to give notice as provided under the terms of the Series F Shares to the holders of the Series F Shares of a Selected Percentage Rate of the Series G Shares or of the conversion right of holders of Series F Shares and the right of any holder of Series F Shares to convert such Series F Shares will cease and terminate in that event.

Details of the Series G Shares

        The following is a summary of certain provisions attaching to or affecting our Series G Shares as a series.

  Definitions of Terms

        The following definitions are relevant to the Series G Shares:

"Annual Dividend Rate" means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one-thousandth (1/1000) of one percent (1%)) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period.

"Fixed Dividend Rate Period" means for the initial Fixed Dividend Rate Period, the period commencing on November 1, 2001 and ending on and including October 31, 2006, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including October 31 in the fifth year immediately thereafter.

"Government of Canada Yield" on any date shall mean the average of the yields determined by two registered Canadian investment dealers, selected by the board of directors of the Company, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years.

"Selected Percentage Rate" for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the board of directors of the Company as set forth in the notice to the holders of the Series G Shares, which rate of interest shall be not less than 80% of the Government of Canada Yield.

  Dividends

        The holders of the Series G Shares are entitled to receive fixed cumulative preferred cash dividends as and when declared by our board of directors, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00, to accrue from the date of issue and payable quarterly in respect of each 12 month period on the first day of February, May, August and November.

        Our board of directors will, not less than 45 days nor more than 60 days prior to each Conversion Date (as defined below) determine the Selected Percentage Rate to be applicable to the following Fixed Dividend Rate Period and give notice in writing thereof to the then holders of the Series G Shares.

        The Annual Dividend Rate for each Fixed Dividend Rate Period will be calculated by us on the 21st day prior to the first day of each Fixed Dividend Rate Period based on the Selected Percentage Rate determined with respect to the relevant Fixed Dividend Rate Period and the Government of Canada Yield in effect at 10:00 a.m. (Toronto time) on the said 21st day prior to the first day of the relevant Fixed Dividend Rate Period. Notice of each Annual Dividend Rate will be provided by us within one business day following our determination to all stock exchanges in Canada on which the Series G Shares are listed for trading, and within three business days following our determination by publication once in the national edition of The Globe and Mail in the English language and once in the City of Montréal in both the French and English languages in a daily newspaper of general circulation in Montréal.

  Redemption

        The Series G Shares will not be redeemable prior to November 1, 2006. The Series G Shares will be redeemable, subject to applicable law and to the restrictions described below under "Restrictions on Dividends and Retirement of Shares", on November 1, 2006 or on November 1 in every fifth year thereafter, at our option, in whole but not in part, at $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date of redemption. Notice of the redemption will be given by us not less than 45 days nor more than 60 days prior to the date fixed for redemption.

  Conversion of Series G Shares into Series F Shares

        Holders of Series G Shares shall have the right, at their option, on November 1, 2006 and on November 1 in every fifth year thereafter (a "Conversion Date"), to convert, subject to the terms and conditions attaching to such shares, all or any Series G Shares registered in their name into our Series F Shares on the basis of one Series F Share for each Series G Share. The conversion of Series G Shares may be effected by surrender of the certificate(s) representing the same not earlier than 45 days prior to the Conversion Date but not later than the close of business on the 14th day preceding the Conversion Date at any office of our transfer agent at which the Series G Shares are transferable accompanied by payment or evidence of payment of the tax (if any) payable, as provided in the terms and conditions attaching to the Series G Shares, and a written instrument of surrender in form satisfactory to us duly executed by the holder or their attorney authorized in writing.

        We will, not less than 45 days nor more than 60 days prior to the applicable Conversion Date, give notice in writing to the then holders of the Series G Shares of the above-mentioned conversion right and of the Selected Percentage Rate determined by our board of directors to be applicable for the next succeeding Fixed Dividend Rate Period.

        Holders of Series G Shares will not be entitled to convert their shares into Series F Shares if, following the close of business on the 14th day preceding a Conversion Date, we determine that there would remain outstanding on a Conversion Date less than 1,000,000 Series F Shares, after having taken into account all Series G Shares tendered for conversion into Series F Shares and all Series F Shares tendered for conversion into Series G Shares. We will give notice in writing thereof to all the holders of the Series G Shares at least seven (7) days prior to the applicable Conversion Date and will issue, prior to such Conversion Date, to the holders of Series G Shares who have tendered Series G Shares for conversion, new certificates evidencing the Series G Shares tendered for conversion. Furthermore, if following the close of business on the 14th day preceding a Conversion Date we determine that there would remain outstanding on a Conversion Date less than 1,000,000 Series G Shares after having taken into account all Series G Shares tendered for conversion into Series F Shares and all Series F Shares tendered for conversion into Series G Shares, then, all, but not part, of the remaining outstanding Series G Shares will automatically be converted into Series F Shares on the basis of one Series F Share for each Series G Share on the applicable Conversion Date and we will give notice in writing thereof to the holders of such remaining Series G Shares at least seven (7) days prior to the Conversion Date.

        If we give notice to the holders of the Series G Shares of the redemption on a Conversion Date of all the Series G Shares, we will not be required to give notice as provided hereunder to the holders of the Series G Shares of a Selected Percentage Rate or of the conversion right of holders of Series G Shares and the right of any holder of Series G Shares to convert such Series G Shares shall cease and terminate in that event.

  Purchase for Cancellation

        We may at any time or times purchase for cancellation all or any part of the Series G Shares in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of our board of directors such shares are obtainable.

  Restrictions on Dividends and Retirement of Shares

        We will not, without the approval of the holders of outstanding Series G Shares:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Company ranking junior to the Series G Shares) on our common shares or any other shares of the Company ranking junior to the Series G Shares;

  (b)
  redeem, purchase or otherwise retire or make any capital distribution on or in respect of our common shares or any other shares of the Company ranking junior to the Series G Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Company ranking junior to the Series G Shares);

  (c)
  purchase or otherwise retire less than all the Series G Shares then outstanding; or

  (d)
  redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or mandatory redemption obligation attaching thereto) any other shares of the Company ranking on a parity with the Series G Shares;

unless, in each such case, all dividends on outstanding Series G Shares accrued up to and including the dividend payable on the last preceding payment date shall have been declared and paid. Any approval of the holders of the Series G Shares required with respect to the foregoing may be given by the affirmative vote of the holders of the majority of the shares represented at a meeting, or adjourned meeting, of the holders of Series G Shares duly called for the purpose and at which a quorum is present.

  Rights on Liquidation

        In the event of our liquidation, dissolution or winding-up, the holders of the Series G Shares will be entitled to receive $25.00 per Series G Share plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution before any payment or distribution is made to the holders of the common shares of the Company or any other shares of the Company ranking junior to the Series G Shares. Upon payment of such amounts, the holders of the Series G Shares will not be entitled to share in any further distribution of our assets.

  Voting Rights

        The holders of Series G Shares will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of our shareholders unless we have failed to pay eight dividends on the Series G Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of Series G Shares will be entitled to receive notice of and to attend all shareholders' meetings, and to one vote for each share held, except meetings at which only holders of another specified class or series are entitled to vote.

        In connection with any action to be taken by us which requires the approval of the holders of Series G Shares voting as a series or as part of the class, each such share shall entitle the holder thereof to one vote.

  Tax Election

        We have elected, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay tax at a rate such that holders of Series G Shares will not be required to pay tax on dividends received on the Series G Shares under Part IV.1 of such Act.

  Modification

        The provisions attaching to the Series G Shares as a series may be repealed, altered, modified or amended with such approvals as may then be required by the Business Corporations Act (Ontario) currently being at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of Series G Shares duly called for the purpose and at which a quorum is present.

Details of the Series H Shares

        The following is a summary of certain provisions attaching to or affecting our Series H Shares, as a series.

  Dividends

        The holders of the Series H Shares will be entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by our board of directors, in an amount per share per annum equal to $1.625, accruing daily from the date of issue payable quarterly, in equal instalments of $0.40625 per share, on the last day of March, June, September and December in each year.

  Redemption

        The Series H Shares are not redeemable before March 31, 2008. On or after March 31, 2008, but subject to applicable law and to the provisions described below under "Restrictions on Dividends and Retirement and Issue of Shares", we may, at our option, at any time redeem all, or from time to time any part, of the then outstanding Series H Shares, by the payment of an amount in cash for each such share so redeemed of $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by us).

        We will give notice of any redemption not less than 30 days nor more than 60 days prior to the date fixed for redemption. If less than all the outstanding Series H Shares are at any time to be redeemed, the shares will be redeemed on a pro-rata basis.

  Purchase for Cancellation

        Subject to applicable law and to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares" below, we may at any time or times purchase for cancellation all or any part of the Series H Shares in the open market, by private agreement or otherwise at the lowest price or prices at which, in the opinion of our board of directors, such shares are obtainable.

  Conversion at the Option of Noranda

        We will not be entitled to convert the Series H Shares prior to March 31, 2008. On or after this date, we may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Series H Shares into that number of our common shares determined (per Series H Share) by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 and 95% of the weighted average trading price of our common shares on the Toronto Stock Exchange (the "TSX") or, if not then traded on that exchange, on another exchange or market chosen by our board of directors on which our common shares are then traded, during the 20 consecutive trading-day period ending on the fourth day immediately prior to the date of redemption, or, if that fourth day is not a trading day, on the immediately preceding trading day (the "Current Market Price"). Fractional common shares will not be issued on any conversion of Series H Shares but in lieu thereof we will make cash payments.

        Notice of any conversion will be given by us not less than 30 days nor more than 60 days prior to the date fixed for conversion. If less than all the outstanding Series H Shares are at any time to be converted, the shares to be converted will be selected on a pro-rata basis.

        If we exercise our right to convert Series H Shares into our common shares, we reserve the right not to issue common shares to any person whose address is in, or whom we or our transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by us with the securities or other laws of such jurisdiction.

  Conversion at the Option of the Holder

        Subject to applicable law and our rights described below, on or after June 30, 2008, each Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice will be irrevocable) into that number of our common shares determined (per Series H Share) by dividing $25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of $2.00 and 95% of the then current market price. Fractional common shares will not be issued on any conversion of Series H Shares, but in lieu thereof, we will make cash payments.

        Upon exercise of the conversion privilege by the holder of Series H Shares, we reserve the right not to issue common shares to any person whose address is in, or whom we or our transfer agent have reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by us with the securities or other laws of such jurisdiction.

        We may, subject to the provisions described under "Restrictions on Dividends and Retirement and Issue of Shares", as applicable, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Series H Shares to sell on the first business day after the date fixed for conversion all or any part of such Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by us). As a result, the Series H Shares to be so redeemed or purchased will not be converted on the date set forth in the conversion notice.

        If we elect to redeem or arrange for the purchase of any Series H Shares that are the subject of a conversion notice (the "Subject Shares"), we will, at least 20 days prior to the conversion date, give notice to all holders who have given a conversion notice to us, stating:

  (a)
  the number of Subject Shares to be redeemed for cash by us;

  (b)
  the number of Subject Shares to be sold to another purchaser; and

  (c)
  the number of Subject Shares to be converted into common shares,

such that all of the Subject Shares will be redeemed, purchased or converted on or before the first business day after the date fixed for conversion and that the proportion of the Subject Shares which are either redeemed, purchased or converted on that conversion date will, to the extent practicable, be the same for each holder delivering a conversion notice.

  Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of assets of the Company among our shareholders for the purpose of winding-up our affairs, the holders of the Series H Shares will be entitled to receive $25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by us), before any amount is paid or any assets of Noranda are distributed to the holders of any shares ranking junior as to capital to the Series H Shares. Upon payment of such amounts, the holders of the Series H Shares will not be entitled to share in any further distribution of our assets.

  Restrictions on Dividends and Retirement and Issue of Shares

        So long as any of the Series H Shares are outstanding, we will not, without the approval of the holders of the Series H Shares:

  (a)
  declare, pay or set apart for payment any dividends (other than stock dividends payable in our shares ranking as to capital and dividends junior to the Series H Shares) on shares of the Company ranking as to dividends junior to the Series H Shares;

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of our shares ranking as to return of capital and dividends junior to the Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any of our shares ranking as to capital junior to the Series H Shares;

  (c)
  redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Series H Shares then outstanding;

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Preferred Shares, ranking as to the payment of dividends or return of capital on a parity with the Series H Shares; or

  (e)
  issue any additional Series H Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series H Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series H Shares and on all other shares of the Company ranking prior to or on a parity with the Series H Shares with respect to the payment of dividends have been declared paid or set apart for payment.

  Shareholder Approvals

        In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series H Shares as a series and any other approval to be given by the holders of the Series H Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Series H Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series H Shares then present would form the necessary quorum. At any meeting of holders of Series H Shares as a series, each such holder shall be entitled to one vote in respect of each Series H Shares held.

  Voting Rights

        The holders of the Series H Shares will not (except as otherwise provided by law and except for meetings of the holders of our preferred shares as a class and meetings of all holders of Series H Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of our shareholders unless and until we have failed to pay eight quarterly dividends on the Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Company properly applicable to the payment of dividends. In the event of such non-payment, and for only as long as any such dividends remain in arrears, the holders of the Series H Shares will be entitled to receive notice of and to attend each meeting of our shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Series H Shares held. The voting rights of the holders of the Series H Shares will cease upon payment by us of the amount of the dividends in arrears on such Series H Shares.

  Tax on Dividends

        We will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 at a rate such that the corporate holders of Series H Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

8.     MARKET FOR SECURITIES

        Our common shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") and on The New York Stock Exchange (trading symbol "NRD"). Our Series F Shares, Series G Shares and Series H Shares are listed and posted for trading on the TSX.

        The following table sets forth the price range per share and trading volume on the TSX for the common shares, the preferred shares series F, the preferred shares series G, and the preferred shares series H for the fiscal year ended December 31, 2004.

	Common Shares			Preferred Shares Series F			Preferred Shares Series G			Preferred Shares Series H
2004	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low
	(millions)	(Cdn$)		(millions)	(Cdn$)		(millions)	(Cdn$)		(millions)	(Cdn$)
January	32.5838	21.98	18.61	0.4698	25.74	24.25	0.3309	26.24	25.40	0.4789	27.90	27.00
February	24.2951	21.91	19.02	0.1105	25.50	24.35	1.3830	26.49	25.50	0.2752	28.70	27.25
March	33.2190	23.97	21.10	0.1608	25.70	25.00	0.2568	26.60	25.95	0.3407	28.45	27.25
April	20.0026	24.84	19.25	0.0371	25.75	24.85	0.1794	26.60	25.25	0.0903	27.50	25.00
May	20.3517	23.37	19.35	0.0088	25.50	25.05	0.0263	26.45	25.85	0.2637	27.00	26.20
June	37.5741	24.99	20.63	0.0137	25.50	25.05	0.0682	26.25	25.75	0.0577	27.25	26.45
July	25.9078	24.61	21.95	0.0146	26.00	24.40	0.1819	26.20	25.60	0.0340	27.75	26.60
August	12.8650	22.58	20.57	0.0091	25.00	24.75	0.2447	26.35	25.70	0.0459	27.49	25.85
September	21.3963	22.79	21.32	0.0144	25.50	25.00	0.0441	26.55	25.30	0.0692	27.95	26.50
October	28.1089	22.22	19.96	0.0119	25.25	24.76	0.7245	26.25	25.50	0.0626	26.85	26.10
November	27.8632	21.50	20.05	0.0132	25.25	24.80	0.3532	26.50	25.56	0.0359	27.10	26.50
December	12.8358	21.35	20.11	0.0425	25.15	24.51	0.5080	26.15	25.81	0.2073	27.25	26.60

9.     CREDIT RATINGS

        The Company currently has the following ratings on its publicly traded securities

Approved Rating Organization	Long Term Debt	Short Term Debt	Preferred Shares
Dominion Bond Rating Service	BBB	R-2 (high)	Pfd-3 (high)
Moody's Investor Service	Baa3
Standard & Poor's	BBB-	A-3	P-3

        On September 24, 2004, S&P placed the Company's ratings on CreditWatch with developing implications after it was announced that the Company had entered into exclusive negotiations with unrated China Minmetals Corp. for its acquisition of 100% of the outstanding common shares of Noranda.

        S&P's long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        On September 27, 2004, Moody's Investors Service placed the Company's debt ratings under review for possible downgrade. The review was prompted by the announcement by the Company that it had entered into exclusive negotiations with China Minmetals Corp. to acquire 100% of the outstanding common shares the Company.

        Moody's long-term ratings are on a rating scale from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated Baa are considered as medium grade obligations. Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        On September 24, 2004, Dominion Bond Rating Services placed the ratings of the Company "Under Review with Developing Implications". This decision followed the announcement that Chinese state-owned company China Minmetals Corporation had entered into exclusive negotiations regarding the acquisition of 100% of the Company's common shares.

        Dominion Bond Rating Service's ("DBRS") long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category.

        The credit ratings assigned by the rating organizations are not recommendations to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

10.   DIRECTORS AND OFFICERS

10.1 Directors

        The names, committee memberships (as at the date hereof), municipalities of residence, principal occupations within the five preceding years and periods of service of our directors as directors of Noranda Inc. are as follows:

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since
Alex G. Balogh(3) Oakville, Ontario	Corporate Director; a non-executive Deputy Chairman, Noranda from July 1997 to April 2003; executive Deputy Chairman, Noranda prior thereto.	1994
André Bérard, O.C.(1, 4) Verdun, Québec	Corporate Director; retired Chairman of the Board, National Bank of Canada (banking); Chief Executive Officer, National Bank of Canada prior to March 2002	1990
Jack L. Cockwell(4) Toronto, Ontario	Group Chairman, Brascan (asset management company) since February 2002; President and Chief Executive Officer of Brascan prior thereto	1981
V. Maureen Kempston Darkes, O.C., O.O.(2) Miami, Florida, United States	GM Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation (international motor vehicle manufacturer) since January 2002; President and General Manager, General Motors of Canada Limited prior thereto	1998

Name (Committee Memberships) and Municipality of Residence	Principal Occupation	Director since
The Honourable J. Trevor Eyton, O.C.(3) Cheltenham, Ontario	Director of Brascan since February 2000; Chairman, Group Advisory Board, Brascan from April 1999 to February 2000; Senior Group Chairman, Brascan from August 1997 to April 1999; Member of the Senate of Canada	1981
J. Bruce Flatt(4) Toronto, Ontario	President and Chief Executive Officer, Brascan since February 2002; President and Chief Executive Officer, Brookfield Properties Corporation (commercial property company) from April 2000 to February 2002; President and Chief Operating Officer, Brookfield Properties Corporation prior thereto	2001
A.L. (Al) Flood, C.M.(2,4, 5) Thornhill, Ontario	Independent Board Leader since March 1, 2005; retired Chairman, and Chief Executive Officer, Canadian Imperial Bank of Commerce (banking)	1999
Norman R. Gish(1, 2) Calgary, Alberta	President, Gish Consulting Inc. (pipeline, energy and international marketing advisory services) since April 2001; Chairman and Chief Executive Officer, Alliance Pipeline Ltd. (natural gas transmission) from January 2001 to March 2001; Chairman, President and Chief Executive Officer from October 1999 to December 2000; Chairman prior thereto	2001
Robert J. Harding, F.C.A.(2,3, 4) Toronto, Ontario	Chairman, Brascan since August 1997; a non-executive Deputy Chairman, Noranda from October 2001 to October 2002; a non-executive Chairman, Noranda from October 1998 to September 2001; President and Chief Executive Officer, Brascan Limited prior to August 1997	1995
David W. Kerr, C.A. Toronto, Ontario	Chairman, Noranda; Chairman of Falconbridge; Chairman of the Board and Chief Executive Officer, Noranda prior to 2001; President and Chief Executive Officer prior thereto	1987
James W. McCutcheon, Q.C.(1,2, 3) Toronto, Ontario	Counsel, McCarthy Tétrault LLP (law firm)	1993
George E. Myhal Toronto, Ontario	Chief Operating Officer, Brascan; prior to April 2003 President and Chief Executive Officer of Brascan Financial Corporation (financial services)	1999
Derek Pannell, ing, BSc, ARSM Toronto, Ontario	President and Chief Executive Officer, Noranda; prior to April 2002 President and Chief Operating Officer, Noranda and Chief Executive Officer, Falconbridge; prior to September 2001 Vice-President of Compañia Minera Antamina in Peru	2002

        The term of office of each director will expire at the next annual meeting of our common shareholders.

Notes:

(1)
Member of the Audit Committee

(2)
Member of the Governance Committee

(3)
Member of the Environment, Health & Safety Committee

(4)
Member of the Human Resources Committee

(5)
Designated by the Board of Directors as its "Independent Board Leader"

10.2 Officers

        The names, municipalities of residence and positions of our officers are set out below. For those of our officers who have not held management or senior positions with us or associated companies for the past five years, the principal occupations of such persons during the past five years are also set out below.

Name and Municipality of Residence	Position
David W. Kerr Toronto, Ontario	Chairman of the Board, Noranda and Falconbridge
Derek G. Pannell Toronto, Ontario	President and Chief Executive Officer, Noranda
Steven Douglas Mississauga, Ontario	Executive Vice-President and Chief Financial Officer, Noranda since November 2003; Chief Financial Officer Brookfield Properties Corporation from January 1997 to November 2003.
Bill Brooks Franklin, TN	President, Noranda Aluminum since August 1998; prior thereto President Norandal, USA Inc.; President, Primary Operations.
Claude Ferron Kirkland, Quebec
President, CC&R since August 2004; Vice President & General Manager, Horne & CC&R Divisions from June 2002 to September 2004; General Manager of Falconbridge's Kidd Metallurgical Division prior thereto.
Ian Pearce Oakville, Ontario	Senior Vice-President, Projects and Engineering since August 2003; Formerly Executive Project Director, Fluor Corporation prior thereto.
Fernando E. Porcile Santiago, Chile
President, Copper effective September 2002; Senior Vice-President, Copper from April 2002 to September 2002 Vice-President, Project Development of BHP Billiton Base metals from August 2001 to March 2002; President of Compañia Minera Cerro Colorado Limitada from January 2000 to August 2001; Prior thereto, Vice-President, Engineering and Development of Rio Algom Limited since August 1997 to December 1999 and Executive Vice-President of Compañia Minera Cerro Colorado Limitada from July 1996 to July 1997.
Robert Sippel Oakville, Ontario	President, Zinc and Magnesium since August 2003; President, Magnesium 2002 to 2003; Senor Vice-President, Magnesium 2001 to 2002; Senior Vice-President, Recycling 1997 to 2001.

Name and Municipality of Residence	Position
Brian Barr Toronto, Ontario	Senior Vice-President, Special Projects, and Executive Chairman of American Racing Equipment effective August 2002; formerly Managing Director Rudolf Wolff & Co., Noranda's metal trading company in London, England; Prior to 2000, Managing Director of Gentra Limited and senior officer of Royal Trust, both based in England.
Michael Agnew Mississauga, Ontario
Vice-President, Technology since September 2003; Vice-President and General Manager, Magnola Metallurgy Inc. 2002 to 2003; Vice-President and Start-Up Manager, Magnola Metallurgy Inc. 2001 to 2002; General Manager, Canadian Electrolytic Zinc Ltd. 1998 to 2001; Canadian Electrolytic Zinc Ltd. 1975 to 2001.
Peter G.J. Kukielski Toronto, Ontario
Chief Operating Officer since February 3, 2005; Executive Vice-President, Projects and Aluminum from September 2001 to February 2005; Engineering and Commissioning Manager, Antamina Project at Billiton PLC from October 1997 to August 2001.
Katherine Rethy Toronto, Ontario
Senior Vice-President, Information Services, Procurement, Logistics, Enterprise Risk Management and Facilities since April 2002; Senior Vice President, Shared Business Services from October 1999 to April 2002.
Martin G.R. Schady Mississauga, Ontario	Senior Vice-President, Business Development, Noranda and Falconbridge since May 2000.
Paul Severin Oakville, Ontario	Senior Vice President, Exploration effective April 2002; Vice-President, Exploration from February 1995 to April 2002.
Jeffery A. Snow Toronto, Ontario
Senior Vice-President and General Counsel since April 2002; Senior Vice-President, Corporate Affairs at Falconbridge from October 2001 to April 2002; Vice-President, Legal at Falconbridge from April 1998 to October 2001.
Rick Burdett Burlington, Ontario	Vice-President, Information Services, Noranda
Denis Couture Toronto, Ontario	Vice-President, Investor Relations, Public Affairs and Communications.
John Doyle Pickering, Ontario	Vice-President, Taxation since July 2002; Director, Taxation for Falconbridge from 1989 to July 2002.
Michael R. Frilegh Toronto, Ontario	Vice-President, Treasurer.
André Joron Markham, Ontario	Vice-President, Human Resources since May 1, 2001; Vice-President, Human Resources, Hudson's Bay Company (Retail Chain) prior thereto.

Name and Municipality of Residence	Position
Edward H. Laks Aurora, Ontario	Vice President, Performance/Six Sigma since July 2001; General Manager Operations, Canadian National Railway prior thereto.
Robert Telewiak Oakville, Ontario	Vice-President, Environment, Health & Safety since April 2002; Vice-President, Environment at Falconbridge from March 1998 to April 2002.

        As of December 31, 2004, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 948,078 common shares, representing less than 1% of the Company's outstanding common shares, and less than 1% of each class of voting securities of any of the Company's subsidiaries. The information as to securities beneficially owned or over which control or direction is exercised, not being within our knowledge, has been furnished by our directors and executive officers individually.

        We understand that Brascan and associated companies own 122,597,952 common shares (or approximately 41% of our outstanding common shares) and convertible debentures convertible into 2,722,323 of our common shares. Brascan is a public company listed on the Toronto, New York and Brussels stock exchanges. Brascan's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing all of the outstanding Class B Limited Voting Shares of Brascan. Messrs. Cockwell, Balogh, Flatt, Harding and Myhal, directors of the Company, Mr. Kerr, a director and Chairman of the Company, Mr. Pannell, a director and an executive officer of the Company, and Messrs. Douglas and Schady, executive officers of the Company, are shareholders of Partners.

10.3 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        To the knowledge of the Company, no director or executive officer of the Company is or has been, in the last 10 years, a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, was the subject of a cease trader order, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, except for Mr. Eyton who was, but is no longer, a member of the board of directors of Richtree Inc., which filed for creditor protection under the Companies' Creditors Arrangement Act (Canada) in 2004 and was the subject of a temporary cease trade order in 2003, and Mr. Myhal and Mr. Harding who were, but are no longer, members of the board of directors of AT&T Canada, which filed for creditor protection under the Companies' Creditors Arrangement Act (Canada) in 2004.

11.   AUDIT COMMITTEE

  Audit Committee Mandate

        The text of the Audit Committee terms of reference (acting as its mandate) adopted by the Company's Board of Directors is attached hereto as Schedule "A".

  Composition of the Audit Committee

        During 2004, the Audit Committee of the Company consisted of the following four members: A.L. (Al) Flood (Chair), André Bérard, Norman R. Gish and Frank J. McKenna. Effective March 1, 2005, the Audit Committee is composed of the following three members: André Bérard (Chair), James W. McCutcheon and Norman R. Gish.

        The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" as such terms are defined under Canadian and United States securities laws and stock exchange rules. In addition, the Board has determined that at least one member, Mr. Bérard (previously Mr. Flood), the Chair of the Audit Committee, is an "audit committee financial expert" for the purposes of audit committee rules adopted by the United States Securities and Exchange Commission. The Board has made these determinations based on the education as well as the breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

1)    André Bérard

        Mr. Bérard was appointed to the Company's Board in 1990. Mr. Bérard has spent over four decades with the National Bank of Canada including as its former Chief Executive Officer and Chairman of the Board, and he now serves as a Director. Mr. Bérard is also a member of the Advisory Committee to the Prime Minister on the Business/Government Executive Exchange Program and of the Policy Committee of the Business Council on National Issues.

2)    Norman R. Gish

        Mr. Gish was appointed to the Company's Board in 2001. A lawyer by training, Mr. Gish has had a long and distinguished career in senior management and on boards of a wide variety of public companies. During his career, Mr. Gish has gained extensive experience in performing financial statement analysis and evaluation as Chairman, President, CEO and director of Alliance Pipeline Ltd. and Aux Sable Liquid Products Inc., Managing Director of Fracmaster China Limited and in senior management roles at North Canadian Oils Limited and Turbo Resources Limited. Mr. Gish has additional experience in assessing financial disclosure matters through his previous role as Vice-President, General Counsel and Secretary of British Columbia Forest Products Limited.

3)    James W. McCutcheon

        Mr. McCutcheon was appointed to the Company's Board in 1993. He received his LLB from Osgoode Hall Law School in 1960 and is currently legal counsel in the Corporate Finance and Mergers and Acquisition Group at McCarthy Tétrault. As a lawyer acting for both public and private corporations, Mr. McCutcheon participates in complex business transactions requiring an in-depth knowledge of financial statements.

  Pre-Approval Policies and Procedures

        The Audit Committee has instituted a policy to pre-approve audit and non-audit services. The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services. The Audit Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditors.

  External Auditor Service Fees

        Aggregate fees billed to the Company and its reporting issuer subsidiaries for the fiscal years ended December 31, 2003 and 2004 by Ernst & Young are set forth in the following table:

	Noranda ($) 2003/2004	Reporting Issuer Subsidiaries ($) 2003/2004	Total ($) 2003/2004
Audit fees	2,294,398/2,031,663	35,292/14,939	2,329,690/2,046,602
Audit-related fees	166,255/392,914	—/20,393	166,255/413,307
Tax fees	563,624/2,485,579	22,926/97,525	586,550/2,583,104
All other fees	3,111/—	—/—	3,111/—
Total	3,027,388/4,910,156	58,218/132,857	3,085,606/5,043,013

        Fees for audit services include fees associated with the annual audit and fees associated with regulatory filings. Audit-related fees are for services provided by Ernst & Young that are reasonably related to its role as auditor, and consist principally of audits of employee benefit funds and advice on accounting standards and other specific transactions. Tax fees include tax compliance, tax advice and tax planning, including expatriate tax services. All other fees would principally include all other support and advisory services.

        It is the Company's policy not to engage its auditors to provide services in connection with financial information systems design and implementation.

12.   INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Noranda, entered into a power supply agreement with Brascan Energy Marketing Inc. ("BEMI"), a wholly-owned subsidiary of Brascan, on June 1, 2003. Under the arrangement, BEMI is obliged to provide Aluminum's New Madrid primary aluminum smelter with up to 500 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates with a variable component based on market prices.

        Brascan Financial Corporation, a subsidiary of Brascan, has provided the Company with a committed credit facility in the principal amount of Cdn$25 million which expires on January 31, 2006.

        Brascan and we entered into the Lock-Up Agreement. See "General Business Development — Three Year History — Recent Developments".

13.   TRANSFER AGENTS AND REGISTRARS

        The transfer agent and registrar of all of the Company's outstanding shares is CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9.

14.   EXPERTS

        E&Y have prepared the audit report on the audited consolidated financial statements of the Company as at December 31, 2004 and 2003 and for the years then ended. E&Y does not beneficially own, directly or indirectly, any of the Company's outstanding classes of securities.

15.   MATERIAL CONTRACTS

        The only material contracts entered into by Noranda within the last year other than in the ordinary course of business, are the Support Agreement and the Lock-Up Agreement. See "General Business Development — Three Year History — Recent Developments".

16.   ADDITIONAL INFORMATION

        Upon request to the Secretary of Noranda Inc. at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, Noranda Inc. will provide any person with a copy of:

  (i)
  this Annual Information Form,

  (ii)
  the Company's Management Information Circular dated March 17, 2005,

  (iii)
  any unaudited interim reports issued to shareholders of the Company subsequent to December 31, 2004, and

  (iv)
  any other documents that are incorporated by reference into a preliminary short-form prospectus or short-form prospectus filed in respect of a distribution of securities of the Company.

        A copy of any of these documents may be obtained without charge at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company or any securities of the Company are in the course of a distribution pursuant to a short-form prospectus. At any other time, any document referred to in (i), (ii) or (iii) above may be obtained by security holders of the Company without charge and by any other person upon payment of a reasonable charge.

        Our Management Information Circular dated March 17, 2004 contains additional information concerning the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and options to purchase securities. The Company's consolidated financial statements as at and for the year ended December 31, 2004 also contain additional financial information and are included in the Company's 2004 Annual Report.

17.   GLOSSARY OF TERMS

Anode	a rectangular plate of metal cast in a shape suitable for refining by the electrolytic process. An anode is the finished product of the copper smelting process.
bankable feasibility study
a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as a basis for a financial decision by a financial institution to finance the development of the deposit for mineral production.
blister copper	a crude form of copper (assaying about 99%) produced in a smelter, which requires further refining before being used for industrial purposes.
capacity	the design number of units that can be produced in a given time period based on operations with a normal number of shifts and maintenance interruptions.
cathode
a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as billets, ingots, etc. A cathode is typically the finished product of the copper refining process.
Comex	The New York Commodity Exchange.
concentrate	a product containing valuable minerals from which most of the waste material in the ore has been separated.
ferronickel	an alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). The volumes produced are expressed in terms of the nickel contained.
LME	London Metal Exchange.
Matte	a mixture of metal sulphides enriched with nickel, cobalt, copper, silver, gold and platinum group metals.
Mill	a plant where ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.
mineral resource(1)
a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade of quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
inferred mineral resource(1)
part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
indicated mineral resource(1)
part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

measured mineral resource(1)
part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mineral reserve(1)
economical mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
NI 43-101(1)	National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators
probable mineral reserve(1)
economical mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven mineral reserve(1)
economical mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
platinum group metals	platinum, palladium, rhodium and related metals present in some nickel/copper ores.
Refinery	a plant where concentrates or matte are processed into one or more refined metals.
Smelter	a plant in which concentrates are processed into an upgraded product.
SX-EW
solvent extraction-electrowinning is a metallurgical technique, so far applied only to copper ores, in which metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

Notes:

(1)
NI 43-101 definitions

SCHEDULE "A"

NORANDA INC.

AUDIT COMMITTEE — TERMS OF REFERENCE

The purpose of the Audit Committee shall be to assist the Board in its oversight of the integrity of the financial statements of the Company, of the Company's compliance with legal and regulatory requirements, of the independence and qualification of the independent auditor, and of the performance of the Company's internal audit function and its independent auditors.

CHAIR

The Board appoints or re-appoints the Chair of the Committee annually when it completes the appointments for all Board committee members following the Annual General Meeting of shareholders. In selecting the Chair, the Board takes into consideration those directors who bring background skills and experience relevant to financial statement review and analysis. The Chair shall also be "financially literate" and considered an "audit committee financial expert", as such terms are defined under applicable Canadian and U.S. regulatory requirements.

The Chair shall provide leadership to Committee members in fulfilling the mandate set out in these terms of reference. He or she shall work with the Chief Executive Officer and the Chairman of the Board, liaising with the Secretary, in planning Committee meetings and agendas. The Chair of the Committee reports to the Board on behalf of the Committee on the matters and issues covered or determined at each Committee meeting.

RESPONSIBILITIES

In assisting the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices the Audit Committee shall:

1.
review and discuss with management and the independent auditor, the annual audited financial statements, the quarterly financial statements, Management's Discussion and Analysis accompanying such financial statements and any other matter required to be reviewed under applicable legal, regulatory or stock exchange requirements, and report thereon to the Board;

2.
review the results of the external audits and any changes in accounting practices or policies and the financial statement impact thereof;

3.
review the Annual Information Form of the Company and to report thereon to the Board;

4.
review the terms of engagement and audit plans of the external auditors and determine through discussion with the auditors that no restrictions were placed by management on the scope of their examination or on its implementation;

5.
assess management's programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting system within the Company;

6.
evaluate and recommend to the Board a firm of independent auditors for appointment by the shareholders and report to the Board on the fees and expenses of such auditors. The Committee shall have the authority and responsibility to, if necessary, replace the independent auditor. The Committee shall have the authority to approve all audit engagement fees and terms and the Committee, or a member of the Committee, must review and pre-approve any non-audit service provided to the Company by the Company's independent auditor and consider the impact on the independence of the auditor;

7.
enquire into and report regularly to the Board, with associated recommendations, on any matter referred to the Committee;

8.
discuss with management and the independent auditor, as appropriate, earnings press releases and any financial information provided to analysts and rating agencies;

9.
discuss with management and the independent auditor, as appropriate, any audit problems or difficulties and management's response, and the Company's risk assessment and risk management policies, including the Company's major financial risk exposure and steps taken by management to monitor and mitigate such exposure;

10.
obtain and review at least annually a formal written report from the independent auditor delineating: the auditing firm's procedures for reviewing internal controls; any material issues raised within the preceding five years by the auditing firm's internal quality-control reviews, by peer reviews of the firm, or by any governmental or other inquiry or investigation relating to any audit conducted by the firm. The Committee will also review steps taken by the auditing firm to address any findings in any of the foregoing reviews. Also, in order to assess auditor independence, the Committee will review at least annually all relationships between the independent auditor and the Company;

11.
prepare and publish an annual committee report in the Company's proxy circular;

12.
conduct an annual self-evaluation in respect of the effectiveness of the Committee;

13.
set clear hiring policies for employees or former employees of the independent auditors; and

14.
establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

At each meeting, the Committee shall hold an in camera session without members of management present.

The Committee shall have authority to retain such outside counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms.

The Committee shall meet separately at least quarterly with each of management and the Company's independent auditors.

The Committee shall review at least annually the adequacy of this charter and recommend any proposed changes to the Board for approval.

Committee Composition:
Three or more members, none of whom shall be considered an affiliated person under the Sarbanes-Oxley Act of 2002, and all of whom shall be independent directors pursuant to Multilateral Instrument 52-110 Audit Committees and under the standards of applicable stock exchange rules including the New York Stock Exchange's rules for members of the audit committee; provided that, none of the Committee members shall be related to the principal shareholder of the Company. All members shall have sufficient financial experience, financial literacy and ability to enable them to discharge their responsibilities and at least one member shall be an "audit committee financial expert" (under applicable U.S. regulatory requirements).

The Company's Governance Committee shall, on an annual basis and in consultation with the Chair of the Committee, review the Committee membership for any appropriate changes or changes to its structure, as well as the required qualifications for any new members.
Quorum:	Majority of members.

QuickLinks

ANNUAL INFORMATION FORM
CONTENTS
Certain definitions and metric imperial conversion table
Exchange Rate Data
NORANDA INC.(1),(2)
Mineral Resources at a 0.4% Cu Cut-off Grade
PRODUCTION VOLUMES
SALES VOLUMES AND REALIZED PRICES
RECONCILIATION OF MINERAL RESERVES(1),(2)
SCHEDULE "A" NORANDA INC. AUDIT COMMITTEE — TERMS OF REFERENCE